2005 Annual Review

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CHAIRMAN’S MESSAGE TO UNITHOLDERS

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MANAGEMENT’S DISCUSSION AND ANALYSIS

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CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

PAGE

CHAIRMAN’S MESSAGE TO UNITHOLDERS	1
MANAGEMENT’S DISCUSSION AND ANALYSIS	4
OVERVIEW	7
STRATEGY AND KEY PERFORMANCE INDICATORS	10
RESULTS OF OPERATIONS	11
SUMMARY OF QUARTERLY RESULTS	22
OUTLOOK	24
LIQUIDITY AND CAPITAL RESOURCES	27
OTHER INFORMATION	29
FINANCIAL AND OTHER INSTRUMENTS	34
RISKS AND UNCERTAINTIES	35
MANAGEMENT’S REPORT	45
AUDITOR’S REPORT	46
AUDITED CONSOLIDATED FINANCIAL STATEMENTS	48
SUPPLEMENTARY UNITHOLDER INFORMATION	84
UNITHOLDER INFORMATION	85
UNITHOLDER TAX INFORMATION	86
GLOSSARY	87
5-YEAR SUMMARY	88
TRUST INFORMATION	89

Chairman's Message to Unitholders	March 2006

CHAIRMAN’S MESSAGE TO UNITHOLDERS

Dear Unitholders:

2005 was a very rewarding year for the Fording Canadian Coal Trust. Financial results were excellent. Good progress was made on structuring the business to address tax, foreign ownership and other business issues. Elk Valley Coal managed operational issues well under challenging circumstances. The Trust continued to strengthen its governance practices. In every instance, employees made the difference.

The Trust’s financial results for 2005 reflected record prices for hard coking coal that translated into sizeable increases in earnings and distributions. Total post-split distributions declared for 2005 were $4.76 per unit. Taken together with the 30% increase in market price over the year, the units of the Trust provided a total return of about 45% for the calendar year. I am pleased to enclose management’s discussion and analysis of our results in 2005, our financial statements, and a brochure that provides an excellent overview of the Trust’s key investment, Elk Valley Coal.

BUSINESS STRUCTURE

The primary responsibility for Trustees is overseeing the business of the Trust and ensuring its structure is appropriate to meeting its key objective of maximizing returns to unitholders. The Trustees undertook several initiatives during the year to facilitate and strengthen the structure needed to accomplish this objective. These matters were addressed at the Annual and Special Meeting in 2005 where unitholders approved a two-part restructuring of the Trust, as well as the subdivision of the Trust’s units.

The first part of that restructuring was implemented in 2005, and involved reorganizing the subsidiaries of the Trust to preserve a flow-through structure which results in distributions from Elk Valley Coal and NYCO being taxed only at the unitholder level. This allowed the Trust to maximize cash available for distribution to the unitholders which, in turn, results in the units being a more competitive acquisition currency to finance future investment opportunities as they arise.

The second part of the restructuring was to convert the Trust into a royalty trust that will bring it within an exemption from the foreign ownership restriction applicable to income trusts under existing tax laws.  Implementation was delayed, however, as a result of the federal government’s consultation process in 2005, and the Trustees have since determined that it is in the best interests of the Trust to modify the proposed royalty reorganization structure. The Trust will ask unitholders at the 2006 Annual and Special Meeting to approve a modified royalty reorganization that utilizes a structure which will be more effective in addressing the foreign ownership restriction. We anticipate completion of the second part of the Trust restructuring into a royalty trust before year-end.

As a result of the large increase in the market price of the units over the last several years, the Trustees also concluded that it would be in the best interests of the Trust and its unitholders to subdivide the issued and outstanding units on a three-for-one basis. Completed in September 2005, the subsequent increased number of units and the lower market price per unit made the units more affordable for retail investors, and thereby increase their liquidity.

Once the reorganization is completed, the Trust will be appropriately structured to manage distributions for the long term. Backstopping this effort are two factors that are truly distinctive to Elk Valley Coal. These include a proven track record of delivering coal into markets through the swings of price and volume cycles, and long-term mine plans supported by a reserve and resource base that is measured in decades. These impressive metallurgical coal resources are a major strength of Elk Valley Coal, and represent a solid foundation for the primary investment of the Trust.

An area of considerable interest to unitholders is the Trust’s policy of paying distributions quarterly. Last spring, Trustees carefully weighed the costs and potential benefits of paying distributions monthly as opposed to quarterly, and decided to maintain the current policy. The Trustees continue to

Chairman's Message to Unitholders	March 2006

believe that the current quarterly distributions remain in the best interests of both the Trust and unitholders.

A related issue is the Trust’s objective to fully distribute cash available for distribution each year. Since distributions are based on estimated results, the quarterly distribution paid is sometimes higher or lower than cash available for that quarter, but the intent is to balance distributions and cash available for distribution by the end of the year.

The prices paid for seaborne hard coking coal are a consequence of external factors that are not within the control of Elk Valley Coal; most notably, the rate of production at integrated steel mills worldwide which, in turn, is influenced by global economic growth. Even sales volumes are not fully controlled by Elk Valley Coal due to variations caused by shipping delays and production interruptions.

While distributions in any quarter or year may be affected by short-term shipping and sales issues, the Trustees are focused on building a Trust that will continue to make distributions for years to come, subject always to the risks and uncertainties outlined above and in the Trust’s Annual Information Form.

The Trust’s industrial minerals investment contributes to cash available for distribution, but remains a relatively minor segment of the Trust’s investments, accounting for approximately 2% of the Trust’s revenue in 2005. The Trustees continue to assess strategic opportunities for this asset to maximize its value to unitholders, and hope to reach a conclusion in 2006.

ELK VALLEY COAL

Approximately 98% of the Trust’s revenues are generated by this key investment which, accordingly, requires the lion’s share of the time provided by directors and trustees.

On the whole, 2005 was a strong year for Elk Valley Coal. As a leader in the production and sale of seaborne metallurgical coal, Elk Valley Coal benefited from record prices for hard coking coal. The change in prices for Elk Valley Coal’s products mirrored the general pricing environment for mineral commodities worldwide.  While impressive in their upward momentum, high commodity prices also brought attendant consequences that rippled outward to all industries in the natural resource sector. Some of those impacts were less than favourable, and remind us that natural resource cycles are truly complex in nature.

The marketplace delivered a mix of trends in 2005. Surging demand for hard coking coal in late 2004, combined with concerns about supply interruptions, led to aggressive year-end buying by steel mills, and high prices for the 2005 coal year. Demand softened, however, in the second half of the year in response to a mix of interacting factors across the global steel industry, which led to a lower-than-anticipated sales volume for the year. For example, the emerging price differentials between high-quality coking coal and lower-quality metallurgical coals have caused some steel mills to substitute lower-cost coals – a trend that may continue into 2006. The enclosed management’s discussion and analysis of results provides more detail on the factors affecting the marketplace.

Strong global demand for mining equipment also delayed equipment deliveries to the Cardinal River Operations, which contributed to lower production and sales. Record oil prices led to cost increases for fuel and lubricants. Global demand soared for mineral commodities and strained supply chains for basic inputs like equipment, parts, tires and labour – cost factors that affected Elk Valley Coal’s results in 2005.

There were positive developments, however, that helped offset the challenges. A new five-year rail transportation agreement was negotiated with rates and volumes that will provide greater stability for future shipments to tidewater from Elk Valley Coal’s five mines in southeast B.C. All regulatory approvals were received for the development of the Cheviot mining area at Cardinal River Operations, in spite of regulatory and legal challenges during the first half of 2005. The investment by two of Elk Valley Coal’s largest customers in a minority ownership position in the Elkview mine, including 10-year sales contracts

Chairman's Message to Unitholders	March 2006

with increased volumes, was complemented by expansions that increased annual production capacity within Elk Valley Coal to approximately 28-million tonnes by year-end.

GOVERNANCE

The final area I would like to address is governance of the Trust.

The Trustees are committed to conducting our affairs based on a foundation of trust, integrity and ethical behaviour. We believe that a strong, effective and independent governance structure plays a crucial role in protecting the interests of unitholders and maximizing the value they receive from their investment in the Trust.

Putting our beliefs into action is how we ensure the highest standards of governance. It involves establishing a culture that demands honest, reliable and responsible business practices. It means providing a structure through which objectives are set to promote the interests of unitholders, and evaluating the performance of management against those objectives. It places value on open communication with stakeholders.

The Trustees recognize that a disclosure culture facilitates quality, completeness and integrity of regulatory filings and investor communications, and promotes transparency between management, the boards and investors. In short, we believe the effective application of governance controls and procedures is fundamental to meeting unitholder expectations and providing them a sound basis for their investment decisions.

The Trust’s governance practices are built on a cornerstone of independence. As such, our governance policies and practices meet or exceed the Canadian Securities Administrators Guidelines for Corporate Governance, and the New York Stock Exchange Corporate Governance Rules.

The Trustees continually review, appraise and, where appropriate, modify governance practices to ensure that the Trust’s business is conducted to the highest ethical and legal standards in a manner that is fiscally, socially and environmentally responsible.

The past year was both rewarding and instructive, with cautionary developments we will use to our advantage going forward. I would like to welcome Jim Brown, our new Chief Financial Officer, to the management team, and thank Ron Millos, Jim’s predecessor, for his contributions over the past few years. Ron has returned to Teck Cominco as Chief Financial Officer.

I also want to thank the employees of Elk Valley Coal and NYCO for their valued efforts and contributions to our success. The management teams at both Elk Valley Coal and NYCO remain focused on the challenges inherent to their respective businesses.

Finally, my thanks to you, our unitholders, for your continued support of our efforts.

MICHAEL GRANDIN
CHAIRMAN AND CEO,
FORDING CANADIAN COAL TRUST

Management's Discussion and Analysis	March 2006

FORDING CANADIAN COAL TRUST

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, Fording Canadian Coal Trust’s (the Trust) expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled Overview, Strategy and Key Performance Indicators, Results of Operations, Outlook, Liquidity and Capital Resources, Outstanding Unit Data, Critical Accounting Estimates, Changes in Accounting Policies, Financial and Other Instruments, Risks and Uncertainties.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this management’s discussion and analysis, please refer to the sections entitled Caution Regarding Forward-Looking Statements and Risks and Uncertainties.

INTRODUCTION

This management’s discussion and analysis, dated March 1, 2006, is a year-over-year review of the activities, results of operations, liquidity and capital resources of the Trust and its subsidiaries on a consolidated basis. References to “we” and “our” in this management’s discussion and analysis are to the Trust and its subsidiaries. References to Elk Valley Coal are either to the Elk Valley Coal Partnership or to our Elk Valley Coal segment as the context requires. Our Elk Valley Coal segment includes our interest in the Elk Valley Coal Partnership and certain financial transactions of our subsidiaries that relate to the segment, such as foreign currency hedging activity and mineral taxes.

The Trust was formed in connection with a plan of arrangement effective February 28, 2003 (the 2003 Arrangement). The Consolidated Financial Statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor, Fording Inc., being the public company existing prior to the 2003 Arrangement (Old Fording). On its formation, the Trust held a 65% interest in the Elk Valley Coal Partnership and a 100% interest in NYCO through its operating subsidiary company, Fording Inc. (Fording). All assets and liabilities are recorded at historical cost.

Effective August 24, 2005, the Trust reorganized its structure by way of a plan of arrangement (the 2005 Arrangement) pursuant to which Fording’s interest in Elk Valley Coal was transferred to a new entity, Fording Limited Partnership (Fording LP). The 2005 Arrangement created a “trust on partnership on partnership” structure that effectively results in distributions received from Elk Valley Coal and NYCO being taxed at the unitholder level. Under this structure, the Trust directly and indirectly owns all of the interests of NYCO and of Fording LP, which holds the interest in Elk Valley Coal.

Management's Discussion and Analysis	March 2006

This management’s discussion and analysis reflects the results of operations and cash flows of Old Fording to February 28, 2003, and the results of operations and cash flows of the Trust thereafter. Due to the transactions comprising the 2003 Arrangement, including our conversion into an income trust, the 2005 Arrangement and the reduction of our interest in Elk Valley Coal, certain information included in this management’s discussion and analysis and the Consolidated Financial Statements for prior periods may not be directly comparable.

The information in this management’s discussion and analysis should be read together with the Consolidated Financial Statements, the notes thereto and other public disclosures of the Trust and Old Fording. Additional information relating to the Trust, including our annual information form, is available on SEDAR at www.sedar.com. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These principles conform in all material respects with GAAP in the United States, except as disclosed in note 19 to the Consolidated Financial Statements.

The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

NON-GAAP FINANCIAL MEASURES

This management’s discussion and analysis refers to certain financial measures, such as distributable cash, available cash, cash available for distribution, sustaining capital expenditures, and net income before unusual items, future income taxes and discontinued operations, that are not measures recognized under GAAP in Canada or the United States, and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers and, accordingly, may not be comparable to such measures as reported by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position and are relevant measures of the ability of the Trust to earn and distribute cash to unitholders.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including our President and our Chief Financial Officer, on a timely basis so that the appropriate decisions can be made regarding public disclosure.

As of December 31, 2005, an evaluation of the effectiveness of the Trust’s disclosure controls and procedures, as defined in the rules of the SEC and the Canadian Securities Administrators, was carried out under the supervision of and with the participation of management, including our President and our Chief Financial Officer. Based on that evaluation, our President and our Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Management's Discussion and Analysis	March 2006

FORDING CANADIAN COAL TRUST

Fording Canadian Coal Trust is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. It is one of the largest income trusts in Canada by market capitalization, and its units are publicly traded in Canada on the TSX (FDG.UN) and in the United States on the NYSE (FDG).

The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of NYCO and of Fording LP, which holds a 60% interest in Elk Valley Coal. The Trust uses the cash it receives from these investments to make quarterly distributions to its unitholders.

At the time of the Arrangement, the Trust had a 65% interest in Elk Valley Coal. The partnership agreement governing Elk Valley Coal permitted Teck Cominco Limited and/or its affiliates (Teck Cominco), in its capacity as managing partner of Elk Valley Coal, to increase its interest in Elk Valley Coal from 35% to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal, as part of the 2003 Arrangement, exceeded certain target levels. The synergy objectives have been achieved and as a result, the partners agreed that the Trust’s interest be reduced to 62% effective April 1, 2004, to 61% on April 1, 2005, and to 60% on April 1, 2006.

The Trust accounted for the estimated effect of the 5% reduction in its interest in Elk Valley Coal in its financial results in the second quarter of 2004, including an estimate of additional entitlements to be received until March 31, 2006. The additional distribution entitlements received since March 31, 2004, have been or will be included in cash available for distribution over the period ending March 31, 2006.

ELK VALLEY COAL PARTNERSHIP

Elk Valley Coal is a general partnership between Fording LP and Teck Cominco. Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. Our Consolidated Financial Statements reflect our proportionate interest in Elk Valley Coal.

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal that is used primarily for making coke by integrated steel mills, which account for approximately 60% of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel-making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States, and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operations is a joint venture in which Elk Valley Coal has an 80% interest. Effective August 1, 2005, the Elkview operations were contributed to the Elkview Mine Limited Partnership in which Elk Valley Coal holds, directly and indirectly, a 95% general partnership interest.

The Fording River, Coal Mountain, Line Creek, Elkview and Greenhills operations are located in the Elk Valley region of southeast British Columbia. The Cardinal River operations are located in west-central Alberta.

Elk Valley Coal also owns numerous coal resources in British Columbia as well as a 46% interest in Neptune Bulk Terminals (Canada) Ltd., a coal loading facility located in North Vancouver, British Columbia.

Management's Discussion and Analysis	March 2006

Elk Valley Coal accounted for 98% of the Trust’s revenues in 2005, and 96% of revenues in both 2004 and 2003.

NYCO

NYCO consists of subsidiaries of the Trust that operate wollastonite mining operations in New York State and Mexico, and a tripoli mining operation in Missouri. NYCO is a leading producer of wollastonite.

Wollastonite is an industrial mineral that is primarily used in the manufacture of automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli is an industrial mineral that is used primarily in buffing and polishing applications.

NYCO accounted for 2% of the Trust’s revenues in 2005 and 4% of revenues in both 2004 and 2003.

OVERVIEW

HIGHLIGHTS

(millions of dollars, except per unit amounts)	2005	2004	2003
Revenues	$ 1,874.8	$ 1,167.2	$ 1,043.5
Income from operations	776.9	170.1	123.1
Net income	834.2	150.1	240.9
Add (deduct):
(Gain) loss from reduction of interest in Elk Valley Coal	(5.4)	37.5	(48.7)
Income from change in inventory valuation	-	(10.8)	-
Future income tax reversal	(97.2)	(31.3)	(22.0)
Gain on issuance of partnership interest	(27.2)	-	-
Net income from discontinued operations	-	-	(78.7)
Net income before unusual items, future income taxes and discontinued operations	$ 704.4	$ 145.5	$ 91.5
Cash available for distribution	721.6	182.2	118.9
Distributions declared[1]	700.6	213.5	210.3
Basic and diluted earnings per unit:
Net income	$ 5.67	$ 1.03	$ 1.69
Net income before discontinued operations	5.67	1.03	1.14
Net income before unusual items and future income taxes	4.79	1.00	0.64
Cash available for distribution per unit	4.91	1.25	0.84
Distributions declared per unit[1]	4.76	1.47	1.48
Total assets	1,182.6	968.2	999.4
Total long-term debt	215.2	205.2	306.6
Coal sales (millions of tonnes)	14.5	15.3	15.3
Wollastonite sales (thousands of tonnes)	90	82	75
[1] Includes two non-recurring items in 2003: a special distribution of $70 million and a distribution from a reduction of clean coal inventories of $40 million

Management's Discussion and Analysis	March 2006

Elk Valley Coal’s hard coking coal prices increased sharply for the 2005 coal year, reaching historically high levels of U.S.$122 per tonne, due to a surge in demand by the worldwide steel industry when existing world coal production capacity was constrained because of various operational issues, and little additional coal supply was available.

Coal sales volumes decreased 5% to 14.5 million tonnes in 2005. Constraints on rail capacity and slow delivery of mining equipment prevented Elk Valley Coal from fully capitalizing on strong coal demand early in the year. In the latter half of the year, a number of customers delayed coal shipments. We attribute this to a number of customers overbuying metallurgical coal in late 2004 and early 2005 to protect against the potential for supply disruptions, which did not occur, and to a slow down of steel production. Also, Chinese steel mills purchased little of their contracted coal, and Elk Valley Coal had limited success redirecting this coal to other markets in the short term because of a limited spot market during the year.

A trend emerged with respect to purchasing coal by some of Elk Valley Coal’s larger customers during the tight coal market conditions in late 2004 and early 2005, as these customers sought to secure their supply of metallurgical coal over the long term. As a result, Elk Valley Coal entered into long-term contracts with a number of steel producers. In addition, two customers purchased minority equity interests in the Elkview operations.

Higher coal prices for the 2005 coal year were the primary contributor to the increase in revenue, net income and distributions declared in 2005. Our revenues increased 61% in 2005 from the prior year, to over $1.8 billion. The effective price that Elk Valley Coal received for its coal in Canadian dollar terms increased due to higher U.S. dollar coal prices and gains on foreign currency hedges. These gains were offset somewhat by the impact of a stronger Canadian dollar and increases in cost of product sold and transportation costs. Net income was $834 million in 2005, up from $150 million in 2004, with the reversal of a provision for future income taxes and the gain on the completion of the Elkview transaction also contributing to the increase in net income. Distributions declared in 2005 increased more than three-fold to $701 million compared with $214 million in the prior year.

Our total assets increased $214 million from the prior year to $1.2 billion in 2005, primarily due to increased accounts receivable from higher coal prices, elevated coal inventory and expenditures to increase production capacity at the Cardinal River, Fording River and Elkview operations. Total liabilities increased $82 million to $768 million largely as a result of higher distributions declared in December 2005 but payable subsequent to year-end, offset by lower future income taxes.

2005 ARRANGEMENT

At the 2005 Annual and Special Meeting, unitholders approved a two-step reorganization of the Trust and its subsidiaries pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act. The first step of the 2005 Arrangement (the 2005 Arrangement) was completed on August 24, 2005. The 2005 Arrangement created a flow-through structure by transferring the Corporation’s partnership interest in Elk Valley Coal to Fording LP, a new limited partnership, of which the Trust directly and indirectly owns all of the partnership interests. Fording (GP) ULC (Fording ULC), an indirect subsidiary of the Trust is the general partner of Fording LP. The 2005 Arrangement also resulted in the Trust directly and indirectly owning all of the securities of NYCO.

The second step of the reorganization, whereby the Trust would further reorganize into a royalty trust, was not completed. The Trustees have determined that the reorganization to a royalty trust would be better effected through implementation of a structure that, in some respects, is different from that approved by unitholders at the 2005 Annual and Special Meeting. Accordingly, unitholders will be asked to approve a modified royalty reorganization at the Annual and Special Meeting to be held on May 2, 2006.

Management's Discussion and Analysis	March 2006

CASH AVAILABLE FOR DISTRIBUTION

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with our distribution policy.

Although we use cash available for distribution (referred to as “Distributable Cash” in the Declaration of Trust), it is not a term recognized by generally accepted accounting principles in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution, when used in this management’s discussion and analysis and our other disclosures, may not be comparable with similarly named measures presented by other trusts.

Generally, cash available for distribution refers to all of the cash received by the Trust from its direct and indirect investments in Elk Valley Coal and NYCO, less specified costs of the Trust. Cash available for distribution is derived from cash flows from the operations of our subsidiaries, including our proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management and is reviewed by the Board of Directors. Reserves, which are a discretionary decision of the Trust and its subsidiaries and of Elk Valley Coal, may be established, which would reduce cash available for distribution in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such allocations must be authorized by a special resolution of the partners, and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.

The cash available for distribution from our investments and the distributions made by the Trust in the past three years is set forth in the table below.

(millions of dollars)	Year ended December 31 2005	Year ended December 31 2004	10 months ended December 31 2003*
Cash flows from operating activities	$ 632.8	$ 269.2	$ 229.6
Add (deduct):
Decrease (increase) in non-cash working capital	123.0	(62.1)	(99.5)
Sustaining capital expenditures, net	(40.7)	(27.2)	(8.7)
Capital lease payments	(2.2)	(0.7)	(1.3)
Other	8.7	3.0	(1.2)
Cash reserve	-	-
Cash available for distribution	721.6	182.2	118.9
Special payment under the Arrangement	-	-	70.0
Benefit of reduction of inventory	-	-	39.8
Distributable cash	$ 721.6	$ 182.2	$ 228.7
Distributions declared	$ 700.6	$ 213.5	$ 210.3
Cash (under) over distributed	$ (21.0)	$ 31.3	$ (18.4)
Per unit amounts
Cash available for distribution	$ 4.91	$ 1.25	$ 0.84
Distributions declared	4.76	1.47	1.48
*the period from the formation of the Trust to December 31, 2003

Management's Discussion and Analysis	March 2006

In 2003, two events provided additional sources of cash available for distribution to unitholders. A $70 million special payment was made under the 2003 Arrangement and the reduction of clean coal product inventory to more normal operating levels generated cash of $40 million.

STRATEGY AND KEY PERFORMANCE INDICATORS

CREATING VALUE

Our goal is to use our investments in long-lived assets to provide for distributions to our unitholders over the long term. Cash available for distribution is generated primarily from our investment in Elk Valley Coal. Accordingly, cash available for distribution will be significantly affected by Elk Valley Coal’s success in maintaining solid, long-term customer relationships and efficient management of operations in order to control costs and to capture market opportunities as they arise, thereby increasing cash flows from operations. To implement this, Elk Valley Coal’s focus is on maintaining a strong balance sheet, employing capital discipline, controlling costs, utilizing existing assets efficiently, and carefully managing market risk while prudently growing sustainable production capacity. NYCO, although a relatively minor segment of the Trust’s investments, contributes to cash available for distribution and takes a similar approach to managing its business.

Strategic priorities of both Elk Valley Coal and NYCO include:

▪

Maintaining a strong focus on employee health and safety;

▪

Maintaining a culture that promotes integrity;

▪

Providing economic benefits to communities;

▪

Expanding reserves to remain a reliable, long-term supplier to the marketplace;

▪

Controlling costs through efficient management of mine operations;

▪

Managing the business to be profitable through variations in the pricing cycles;

▪

Building and strengthening relationships with new and existing customers to provide stability for both parties;

▪

Managing environmental practices to minimize long-term ecological impacts and meet regulatory and public responsibilities.

KEY PERFORMANCE INDICATORS

Key performance indicators relate to those things that Elk Valley Coal and NYCO can directly affect, such as striving to optimize the cost of operations over time and identifying mining improvements. These are both indicators of the businesses’ ability to provide long-term value. Key measurements are safety performance, unit cost of product sold and transportation costs, material and clean coal productivities, plant yield and strip ratios. Monitoring and assessing accident and incident frequency and severity provides opportunities to focus efforts and improve safety performance. Mining improvement is measured by mine and plant productivity gains and the ability to increase production at opportune times. Sound environmental performance is demonstrated by controlling the impact of activities on the environment through work practices and complying with applicable laws and regulations. These key performance indicators are continuously reviewed and monitored.

Being recognized as a valued supplier to customers, and strengthening relationships with employees, communities and other stakeholders are important aspects of the business for Elk Valley Coal and NYCO. The focus on employee training and retention to sustain a solid base of operations and

Management's Discussion and Analysis	March 2006

continuously improve operations in the context of effective long-term mine plans is also important to the efficient development of resources and, ultimately, our ability to make cash distributions to unitholders.

RESULTS OF OPERATIONS

Our financial results reflect the operations and cash flows of Old Fording prior to February 28, 2003, and those of the Trust thereafter. The financial results and financial position of the Trust include our direct and indirect 60% interest in Elk Valley Coal and our 100% interest in NYCO. Our interest in Elk Valley Coal accounts for the majority of our assets, liabilities, revenues, income from operations and net income.

The comparability of our financial information to prior periods is affected by the transactions comprising the 2003 Arrangement, including our conversion into an income trust, the 2005 Arrangement and the reduction of our interest in Elk Valley Coal.

ELK VALLEY COAL

Elk Valley Coal continues to have the most influence on our financial results and financial position. It accounted for 98% of revenues in 2005 and 96% of revenues in both 2004 and 2003.

The Steel and Metallurgical Coal Industries

Integrated steel mills account for approximately 60% of worldwide steel production. Integrated steel mills depend on metallurgical coal as an integral raw material input for making steel. There are three main categories of metallurgical coal that are differentiated by reference to their chemical and physical properties. These differences, in turn, result in some differentiation in pricing. Hard coking coals form high-strength coke, semi-soft coking coals produce coke of lesser quality, and pulverized coal for injection is used for its heat value and is not typically a coking coal. Semi-soft and pulverized coals normally have lower sales values compared with hard coking coal due to marked differences in quality and broader availability.

The demand for hard coking coals is closely correlated with the steel production of integrated steel mills. However, other factors can influence demand. The relatively lower value of semi-soft and pulverized coals means they may be used as a partial substitute for hard coking coal in order to reduce the total cost of steel production. This substitution tends to have limits. Use of semi-soft coals reduces the productivity of coke ovens and blast furnaces. Increased use of pulverized coals reduces overall coking coal requirements, but necessitates the use of higher-quality hard coking coals. Therefore, substitution can increase when the steel mills operate at lower rates of productivity and when the price differential between hard coking and other coals widens. There is also an impact on hard coking coal demand when supplies of finished coke are purchased by the steel mills.

Approximately two-thirds of the hard coking coal needs of integrated steel mills and other producers of coke are met by domestic production or by production delivered overland. The remaining needs are satisfied by importing hard coking coal from overseas sources, or through seaborne trade.

Elk Valley Coal is the second-largest supplier of seaborne hard coking coal in the world, with approximately 16% of the global market in 2005. The other main producing regions of seaborne hard coking coal are Australia and the United States. Principal competitors to Elk Valley Coal are centered in Australia and include the BHP Billiton/Mitsubishi Alliance, which has approximately 30% of the global market, and Anglo American Plc./Mitsui & Co. Ltd. and Xstrata Plc. which have, on a combined basis, about 15% of the global market.

Management's Discussion and Analysis	March 2006

Competitive Position

Nearly all of Elk Valley Coal’s production is hard coking coal. Historically, approximately 5% of its production has been sold as thermal coal to industrial users or as pulverized coals to steel mills. Generally, the coal products of Elk Valley Coal are comparable in quality with those of its competitors and perform well when blended by customers with other coals. However, varying chemical and physical properties and differences in ocean freight costs can result in some differentiation of pricing for hard coking coal products.

On the whole, the cost of production for Elk Valley Coal is competitive with that of the average Australian producer. However, our competitive position can depend on a number of factors, including the type of operations of a particular competitor and foreign currency exchange rates. Australian metallurgical coal production is from open-pit mines using dragline and truck and shovel methods, or from underground operations. Metallurgical coal production in the United States is generally from underground operations.

Rail costs are significant to Elk Valley Coal because most of its coal is shipped to west-coast ports that are over 1,100 kilometres from the mines. Distances to customers in eastern North America are even greater, which is usually reflected in the sales price charged to these customers. Some Australian producers have a cost advantage over Elk Valley Coal because their mining operations are located closer to port facilities and therefore they have lower transportation costs.

The combined cost of product sold and transportation have generally resulted in Elk Valley Coal being compared favourably with competitors in the United States, but being higher than competitors in Australia.

Operating the Business

One of Elk Valley Coal’s strategies over time has been to diversify its customer base and to focus on expanding sales to world-class steel mills. It currently sells coal into most of the steel-producing regions of the world serviced by seaborne coking coal, and continues efforts to broaden its customer base. Diversification has helped to reduce the risk of dependence on any one customer or region by increasing the number of customers served and accessing new markets for coal. Diversification has also helped support coal sales volumes when certain markets have experienced depressed local or regional economic activity.

Elk Valley Coal sales by region (%)	2005	2004	2003
Asia	45	45	46
Europe	34	32	31
North America	13	15	14
South America	8	8	9

Elk Valley Coal currently sells the majority of its coal pursuant to evergreen contracts or long-term supply agreements.  Evergreen contracts allow for coal prices to be set annually, but customers are obligated to continue to purchase specified volumes of coal for one or two years after notice of termination is given by either party. Long-term supply agreements provide for the purchase of specified volumes of coal each year, but allow coal prices to be negotiated annually. Historically, less than 10% of Elk Valley Coal’s sales have been based on spot market prices, which is typical for the seaborne hard coking coal market. Coal is generally priced, particularly in Asia and Europe, on an annual basis for the 12-month period that starts April 1, referred to as the coal year.

Evergreen contracts and long-term supply agreements reduce some of the risk associated with sales and production volumes by providing more certainty and stability of sales volumes from year to year.

Management's Discussion and Analysis	March 2006

However, within the calendar year, the timing of coal sales is largely dependent on customers as they determine when coal will be loaded onto vessels.  It is not uncommon for customers to negotiate that some sales volumes from one coal year be carried over into the next coal year.

The usual terms of sale of seaborne coking coal result in customers normally taking title to coal once it is loaded onto vessels at the port. Elk Valley Coal’s customers typically arrange and pay for ocean freight and off-loading from vessels at the destination port.  In some cases, Elk Valley Coal pays these costs, selling the coal on terms such that title to the coal transfers at the shipping destination.  Higher sales prices are negotiated for these sales to cover the ocean freight rates, and the costs of ocean freight are reflected in transportation costs.

Elk Valley Coal typically transports approximately 90% of its coal shipments by rail to west-coast ports in British Columbia utilizing two rail service providers.  There are limited cost-effective alternatives to these providers.  A single rail service provider services the mines in the Elk Valley region in southeast British Columbia.

Westshore Terminals in North Vancouver handles most of the shipments loaded onto vessels on the west coast. Neptune Terminals, which is partially owned by Elk Valley Coal, loads the balance. There are limited cost-effective alternatives to these port facilities.  Long-term agreements are in place with Westshore Terminals and loading costs for the handling of coal and other products at Neptune Terminals are based on the actual costs allocated to the handling of each product. The loading rate under the terms of the Westshore Terminals contract is partially linked to the Canadian dollar price Elk Valley Coal receives for coal.

Charges for demurrage by vessel owners for waiting times are sometimes incurred if there are loading problems or scheduling issues at the port, or if there is a shortage of coal at the port because of poor weather conditions that hamper mining operations or the transportation of coal.

Approximately 10% of coal shipments are eastbound and delivered to North American customers by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario.

Elk Valley Coal employs conventional open-pit mining techniques using large haulage trucks and electric or hydraulic shovels. Overburden rock is drilled and blasted with explosives then loaded onto trucks by shovels and hauled outside of the mining area. Once the overburden is removed, the raw coal is typically recovered from the seam by bulldozers and is loaded onto haul trucks by front-end loaders and shovels for transport to the coal preparation plants. These plants employ breakers, which size the raw coal and remove large rocks, wash the raw coal of ash and impurities using conventional techniques, and then dry the clean coal using dryers that utilize coal or natural gas.

Movement of rock overburden constitutes a significant portion of the unit cost of product sold because considerably more rock overburden must be blasted and moved outside of the active mining area compared with the volume of coal recovered from the underlying seams. Certain key variables are carefully managed with a view to the long-term economic viability of the coal reserve.

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The strip ratio is the average volume of rock that must be moved for each tonne of clean coal produced, and can vary from period to period around a long-term trend. A lower strip ratio normally reduces the unit cost of product sold.

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The haul distance is the distance the trucks, on average, have to travel to move the overburden. The haul distance impacts fleet size and productivity in the mine, and also influences the cost of mining inputs such as labour, tires and fuel. Shorter haul distances normally lower the cost of product sold.

Management's Discussion and Analysis	March 2006

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Total material productivity is a measure of efficiency, stated in the volume of rock and coal moved per eight-hour work shift. Higher productivity, which depends on such things as mine design, employee levels, size of the mining fleet, haul distance and equipment availability and capacity, normally reduces the unit cost of product sold.

Changing technology and the use of larger equipment may reduce mining costs and increase productivity, which could make higher strip ratios or longer haul distances economic and increase recoverable coal. The outlook for hard coking coal prices will also determine which strip ratios and haul distances are economic. Mining costs are also impacted by the cost of various inputs such as labour, maintenance, fuel and other consumables.

Coal preparation plant processing includes the washing and drying of coal for sale. Washing coal removes impurities such as rock and ash. Drying the coal after washing reduces the moisture level of the coal in order to meet customers’ specifications. Certain key variables related to processing coal are also carefully managed with a long-term view to mine operations.

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The percentage of clean product recovered compared with the amount of raw coal processed is referred to as yield. The yield achieved is a function of the physical characteristics of raw coal being processed and the amount of ash and impurities included in the raw coal mined. In the cleaning process, ash in the raw coal is removed to acceptable levels for the production of coke for the steel-making process. Generally, a higher yield lowers the unit cost of product sold.

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Clean coal productivity is a measure of the overall efficiency of the coal preparation plant and minesite operations. It is stated as the amount of clean coal produced per eight-hour work shift. In addition to factors that affect productivity in the mining operations, productivity for coal preparation plants is dependent upon plant design and site employee levels.

Mining and plant equipment and other infrastructure must be maintained. Scheduled shut downs of operations may be taken at various times throughout the year to provide for employee vacations and allow for maintenance activities.

Results of Operations

Volumes and prices	2005	2004	2003
Coal production (millions of tonnes)	15.4	15.2	14.4
Coal sales (millions of tonnes)	14.5	15.3	15.3
Average U.S.$ coal prices (per tonne)	$ 99.30	$ 52.20	$ 44.50
Average CDN$ coal prices (per tonne)[1]	$ 126.40	$ 73.10	$ 64.60
Operating results (millions of dollars)
Revenues	$ 1,829.9	$ 1,118.1	$ 995.4
Cost of product sold	469.2	428.2	422.0
Transportation	510.2	442.2	378.4
Selling, general and administration	17.2	20.3	14.9
Depreciation, depletion	47.5	53.0	52.8
Income from operations	$ 785.8	$ 174.4	$ 127.3
[1] Includes the effects of our foreign currency hedges

Management's Discussion and Analysis	March 2006

Revenues

The market for hard coking coal for the last two decades was characterized by a large number of producers, excess capacity and cyclical, but generally declining, prices. Over time, slow but steady growth in the demand for seaborne hard coking coal absorbed much of the remaining production capacity and, with few new mines coming into production and some closing, supply and demand began to tighten in 2003. Demand for hard coking coal strengthened in 2004 with the continued growth in global steel production, driven largely by the high production rates of integrated steel mills in Europe and Japan. In addition, the small but increasing volume of net imports of seaborne hard coking coal by steel mills in China also influenced demand. At the same time, production and delivery issues at some mines in Australia, the United States and Canada were contributing to declining hard coking coal inventories. As a result, integrated steel mills and coke producers around the world were negotiating for significant coal purchases at the same time that supplies were tightening. Accordingly, hard coking coal prices reached historically high levels. Elk Valley Coal’s hard coking coal prices for the 2005 coal year more than doubled to approximately U.S.$122 per tonne from U.S.$53 per tonne in the previous coal year. On a calendar-year basis, Elk Valley Coal’s prices nearly doubled to U.S.$99 per tonne in 2003 from U.S.$52 per tonne in 2004.

Coal sales revenues of $1.8 billion in 2005 increased 64% from the prior year largely as a result of these higher coal prices. Elk Valley Coal’s U.S. dollar price of coal on a calendar-year basis increased 90% over 2004. Prices in Canadian dollar terms increased 73% and reflect the U.S. dollar weakening against the Canadian dollar during the year. Some of the impact of the weaker U.S. dollar was offset by foreign currency hedges at a rate of about U.S.$0.77 cents, resulting in realized gains of $107 million on the hedge contracts. The current outstanding foreign exchange forward contracts for the years 2006 through 2007 cover a small proportion of expected U.S. dollar revenues and are described in note 11 to the Consolidated Financial Statements.

The benefit of higher coal sales prices in 2005 was offset to some extent by a 5% decrease in coal sales volumes compared with 2004. Sales volumes were negatively impacted by a number of factors in 2005. Early in 2005, rail system traffic and capacity constraints reduced coal available for sale through the Westshore and Neptune terminals. Significant demand throughout the world for mining equipment affected deliveries of mining equipment to the Cardinal River operations, which delayed the completion of its development and caused lower production and sales. In the second half of the year, Elk Valley Coal customers started to delay their coal shipments. We attributed much of this to the integrated steel mills overbuying coal in late 2004 and early 2005 in order to protect against coal supply disruptions, which did not materialize during the year. There were relatively few production problems at metallurgical coal mines around the world in 2005 and some incremental coal supply did come into the market. Also, some integrated steel mills reduced production during 2005 to manage the build up of steel inventory that was occurring.

In addition, a majority of Elk Valley Coal’s steel mill customers in China delayed or cancelled coal shipments in the latter half of 2005 and Elk Valley Coal was not able to sell all of this coal elsewhere during the year. In 2005, sales to these steel mills began in 2003 and were originally expected to be approximately 7% of 2005 sales volumes. Sales to steel mills in China were approximately half of this level, and primarily occurred in the first half of the year.

Cost of Product Sold

	2005	2004	2003
Coal sales (millions of tonnes)	14.5	15.3	15.3
Coal production (millions of tonnes)	15.4	15.2	14.4
Cost of product sold (millions of dollars)	$ 469.2	$ 428.2	$ 422.0
Cost of product sold (per tonne)	$ 32.40	$ 28.00	$ 27.60

Management's Discussion and Analysis	March 2006

Cost of product sold includes expenses to move overburden and extract, clean and dry coal. It also includes other expenses such as engineering, exploration and the administration of the minesite. It excludes selling, general and administration costs such as the costs of marketing products, commissions on sales and certain head office costs not related to the production of coal.

Operating statistics	2005	2004	2003
Total material moved (millions of bank cubic metres)	154.2	144.2	135.8
Strip ratio (bank cubic metres per tonne of clean coal produced)	8.5	8.0	8.4
Haul distance (kilometres per haul)	2.8	2.7	2.7
Total material productivity (bank cubic metres per 8-hour work shift)	60.1	384.8	373.4
Coal production, net (millions of tonnes)	15.4	15.2	14.4
Plant yield (percent)	65.0%	67.0%	69.0%
Clean coal productivity (tonnes of clean coal produced per 8-hour work shift)	37.4	42.6	39.6

Cost of product sold increased $41 million, or 10%, over 2004 levels, despite lower sales volumes. The unit cost of product sold increased 16% to $4.40 per tonne. Higher diesel prices represented the primary increase in mine operating costs. Rising costs for other inputs such as steel-based products used to maintain coal preparation plants and mining equipment fleets, as well as other operating consumables, added upward pressure to cost of product sold in 2005. Also contributing to increased costs were higher strip ratios as part of start up, as well as difficult mining conditions due to heavy spring rains at the Cardinal River operations. Strip ratios increased overall as a result of normal variations of geology and yield at the mines.

Total material and clean coal productivities decreased by 6% and 12% in 2005 and 2004, respectively. This reflects the impact of difficult mining conditions and slow delivery of mining equipment through much of the year at the Cardinal River operations, as well as higher strip ratios and slightly lower plant yield.

Transportation Costs

	2005	2004	2003
Coal sales (millions of tonnes)	14.5	15.3	15.3
Transportation (millions of dollars)	$ 510.2	$ 442.2	$ 378.4
Transportation (per tonne)	$ 35.30	$ 28.90	$ 24.70

Transportation costs are primarily made up of the cost of rail service to move coal to ports and to customers, and port charges for handling, storage and loading of coal onto vessels. Other costs include ocean freight that is the responsibility of Elk Valley Coal, coal testing fees and demurrage charges for vessel waiting times.

Transportation and other costs per tonne were up $68 million, or 15%, in 2005 largely due to higher rail and port rates, offset by lower sales volumes and demurrage costs.

Rail rates increased in 2005, particularly for west-bound shipments from the mines in the Elk Valley. In April 2005, Elk Valley Coal and its primary rail provider reached a five-year agreement for west-bound rail rates and volumes effective April 1, 2004 to March 31, 2009 for transportation of coal from the Elk Valley mines to west-coast ports. The contract provides more certainty with regard to rail costs and the provider’s ability to ship increased volumes in the future. Under the terms of the contract, rail rates are fixed until the end of the 2006 coal year and are linked thereafter to sales price in the 2007 and 2008 coal years, subject to a floor and ceiling rate.

Management's Discussion and Analysis	March 2006

Port rates increased over 2004 levels primarily due to higher coal prices, which influence loading rates charged at Westshore Terminals. During the year, Elk Valley Coal gave notice to Westshore Terminals that, pursuant to the contract, it is requesting a review of the loading rate for the Elkview operations effective April 1, 2005. An arbitration to determine the rate is scheduled for the second quarter of 2006.

Demurrage charges were significantly lower in 2005. Elk Valley Coal worked closely with customers to coordinate vessel arrivals with port inventories during the winter season, which is normally a more difficult time for rail transportation. This allowed for more efficient loading of vessels and reduced demurrage charges, but contributed to lower sales volumes for the year. In 2004, the winter weather caused delays for coal transportation to the ports, which resulted in high demurrage charges for vessels arriving during that period.

Significant Developments in 2005

Additions to production capacity were a major focus during 2005, increasing Elk Valley Coal’s net annualized capacity by 12% to 28 million tonnes by year end. The development of the Cheviot pit at the Cardinal River operations was completed, providing capacity to produce at a rate of 2.8 million tonnes per year. Our share of the total investment in this project was $25 million in 2005, in addition to $44 million that was spent in 2004. Plant modifications and additions of mining equipment were completed at the Fording River operations in 2005, increasing production capacity by 1.0 million tonnes to 10.5 million tonnes of coal per year. Our share of the project costs was approximately $24 million. Also in 2005, our share of the cost of work at the Elkview operations was $29 million. This project will increase capacity to 7 million tonnes per year, up from 6 million tonnes, by the end of 2007. Elk Valley Coal’s ability to utilize this capacity will depend on coal sales and on the availability of haul truck tires.

Elk Valley Coal also worked to solidify long-term relationships with its customers in 2005. Agreements with two major steel producers were finalized, providing for 10-year sales contracts and a 2.5% equity investment for each company in the Elkview operations. Proceeds of the equity investment of U.S.$50 million are being used to finance the additional capacity at the Elkview operations. Elk Valley Coal also signed a letter of intent with another major steel producer in 2005, which calls for a 10-year sales contract for 2.5 million tonnes per annum for the 2006 to 2015 coal years.

The Coal Mountain operations entered into a five-year collective agreement early in 2005, which expires December 31, 2009. A four-year collective agreement, expiring May 31, 2009, was signed at the Line Creek operations in January 2006.

NYCO

Volumes and prices	2005	2004	2003
Sales (thousands of tonnes)	90	82	75
Average sales prices (U.S.$/tonne)	$ 388	$ 425	$ 429
Average sales prices (CDN$/tonne)	470	559	602
Operating results (millions of dollars)
Revenues	$ 44.9	$ 49.1	$ 48.1
Cost of product sold	28.2	26.2	26.8
Transportation	7.3	7.0	6.2
Selling, general and administration	4.3	5.2	5.6
Depreciation and depletion	4.4	5.0	5.7
Income (loss) from operations	$ 0.7	$ 5.7	$ 3.8

Management's Discussion and Analysis	March 2006

NYCO consists of subsidiaries of the Trust that own and operate open-pit wollastonite mining operations in New York State and Mexico, and a tripoli mining operation in Missouri. NYCO is a leading producer of wollastonite, a specialized industrial mineral used in numerous applications including automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli, also mined by open-pit methods and processed for sale, is primarily used in buffing and polishing applications. Revenues from NYCO accounted for 2% of the Trust’s revenues in 2005 and 4% of revenues in both 2004 and 2003. NYCO groups its product lines according to sales value, which also reflects relative costs. High-value products typically represent lower sales volume but higher margins.

Income from NYCO decreased $5 million from 2004 primarily due to lower average U.S. sales prices, which reflects a change in product mix, combined with the impact of a higher Canadian dollar and higher unit cost of product sold, offset by increased sales volumes. The unit cost of product sold increased as a result of higher mining costs as well as reduced yields. NYCO continues to focus on identifying new products and applications in order to maximize the value of these operations. We are assessing a range of strategic alternatives for NYCO to identify opportunities to maximize the value of this investment.

OTHER INCOME AND EXPENSES

(millions of dollars)	2005	2004	2003
Interest expense	$ (11.3)	$ (12.8)	$ (15.1)
Other income, net	29.3	17.3	6.1
Reduction of interest in Elk Valley Coal	5.4	(37.5)	48.7
Other Income (expenses)	$ 23.4	$ (33.0)	$ 39.7

Other income includes miscellaneous items such as interest income and foreign exchange gains and losses. Other income in 2005 largely reflects the gain on the sale of limited partnership interests in the Elkview operations to two steel companies. In 2004, a change in accounting practice due to new rules related to the inclusion of depreciation and depletion in the valuation of inventories resulted in other income of $11 million.

In the second quarter of 2004, the reduction of our interest in Elk Valley Coal resulted in a loss, which was partially offset by an estimate of cash to be received for the additional distribution entitlements of 2% for the twelve months ended March 31, 2005, and 1% for the twelve months ended March 31, 2006. This estimate of cash to be received for the additional distribution entitlement of 1% for the twelve months ended March 31, 2006 was revised during 2005 to reflect expected operating results. The net effect of these revisions was a $5 million net favourable adjustment and was largely driven by the high coal prices.

Management's Discussion and Analysis	March 2006

INCOME TAXES

(millions of dollars)	2005	2004	2003
Current income tax expense:
Canadian corporate income taxes	$ 3.9	$ 2.6	$ 5.7
Provincial mineral taxes and Crown royalties	58.7	11.7	14.6
Foreign income taxes	0.7	4.0	2.3
	63.3	18.3	22.6
Future income tax expense (reversal):
Canadian corporate income taxes	$ (128.3)	$ (31.4)	$ (20.9)
Provincial mineral taxes and Crown royalties	31.3	1.8	(1.2)
Foreign income taxes and other	(0.2)	(1.7)	0.1
	(97.2)	(31.3)	(22.0)
Total income tax expense (reversal)	$ (33.9)	$ (13.0)	$ 0.6

Income tax expense consists primarily of British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal.

Five of Elk Valley Coal’s six mines operate in British Columbia and are therefore subject to British Columbia mineral taxes. Mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. The minimum tax of 2% applies to operating cash flows as defined by regulations. The maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions. Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 13% and apply to Elk Valley Coal’s Cardinal River operations.

The future income tax reversal in 2005 largely reflects the reversal of a $164 million provision for future Canadian corporate income taxes, following the 2005 Arrangement. This was partially offset by increased mineral taxes resulting from higher cumulative net cash flows generated by Elk Valley Coal.

FOURTH QUARTER 2005

Revenues of $540 million were 66% higher than the fourth quarter of 2004 primarily due to higher coal sales prices, offset to some extent by lower sales volumes and the effect of a stronger Canadian dollar. Cost of product sold increased 7% to $124 million from 2004, due to higher mining and energy costs. Transportation costs were virtually the same in 2005 compared with the fourth quarter of 2004, as lower sales volumes offset higher rail and port rates.

Cash available for distribution was $247 million, or $1.68 per unit. The Trustees declared a quarterly distribution totalling $235 million, or $1.60 per unit. Income from operations increased to $266 million during the fourth quarter compared with $57 million during the same period in 2004. Net income was $218 million in the fourth quarter, up from $85 million in 2004. Net income before unusual items, future income taxes and discontinued operations was $243 million in the fourth quarter of 2005, compared with $57 million in 2004.

OPERATIONS

Income from Elk Valley Coal’s operations increased substantially in the fourth quarter to $268 million compared with $61 million for the same period in 2004. This increase was primarily attributable to the

Management's Discussion and Analysis	March 2006

higher average 2005 coal year price, offset somewhat by lower sales volumes and higher cost of product sold and transportation costs. Customer delays of shipments were the primary reason for the decrease in sales volumes. Income from NYCO increased by $1 million in the fourth quarter due to lower cost of product sold and higher sales volumes, despite lower average U.S. sales prices. The impact of a higher Canadian dollar negatively affected both NYCO and Elk Valley Coal’s average sales price, offset somewhat by foreign currency hedging gains.

Elk Valley Coal’s unit cost of product sold increased 25% in the fourth quarter primarily due to high energy costs as well as higher mine strip ratios. Unit transportation costs increased as a result of higher rail rates due to the new rail contract and increases in port rates tied to higher coal prices.

OTHER

Spending during the fourth quarter for sustaining projects was $12 million, primarily for the Fording River and Elkview operations. The fourth quarter saw expansion capital spending of $16 million, the majority of which was for the completion of the Fording River and Cardinal River operations’ projects to increase Elk Valley Coal’s production capacity.

2004 COMPARED WITH 2003

Prior to February 28, 2003, Old Fording owned 100% of the Fording River and Coal Mountain operations and 80% of the Greenhills operations and a major steel producer owned the remaining 20%. As part of the 2003 Arrangement, we exchanged our interests in these three operations and the operations acquired from the Luscar/CONSOL Joint Venture for a 65% interest in Elk Valley Coal. This change in asset mix had an impact on the comparability of the operating and financial results of Elk Valley Coal for 2004 with those for 2003. The 2003 Arrangement also resulted in the sale of Old Fording’s thermal coal assets.

Revenues increased 12% to nearly $1.2 billion in 2004 from the prior year, largely as a result of the increased coal demand in late 2003. At the same time, realized Canadian dollar coal prices increased due to higher U.S. dollar coal prices, and gains on foreign currency hedges partially offset a stronger Canadian dollar. Higher revenues were partially reduced by an increase in costs for product sold, transportation, and selling, general and administration expenses.

Net income decreased in 2004 to $150 million from $241 million in 2003. Unusual items related to the formation of the Trust had a pronounced effect on the comparability of our results during 2004 and 2003. Net income before unusual items, future income taxes and discontinued operations was $145 million and $92 million in 2004 and 2003, respectively. In 2004, the loss on the reduction of our interest in Elk Valley Coal was partially offset by income arising from an adjustment to inventories because of new accounting rules. In 2003, gains resulted from the reorganization into the Trust and the sale of the thermal coal operations.

ELK VALLEY COAL

While Elk Valley Coal’s total sales volumes increased 9% in 2004, the Trust’s share of total sales volumes was unchanged from 2003 due to the reduction in the Trust’s interest in Elk Valley Coal.

Revenues increased 12% in 2004 due to higher coal prices driven by a tightening of hard coking coal supply. On a calendar-year basis, the U.S. dollar price of coal increased 17% in 2004 over 2003. Combined with a weakening U.S. dollar, which was partially offset by foreign currency hedging gains, the average Canadian dollar coal sales prices increased 13% in 2004.

Management's Discussion and Analysis	March 2006

Cost of product sold increased slightly as a result of higher maintenance and mining supply costs. The impact of increased costs was partially offset by higher mine and plant productivity and a lower total strip ratio. Total transportation costs per tonne rose 17% due to higher port rates, combined with a contingency provision for disputed rail rates for the west-bound shipment of coal from the five Elk Valley mines to the ports in Vancouver. This dispute was settled in 2005.

Selling, general and administration expenses increased by 36% in 2004. This was due mainly to a $7 million charge for severance benefits pursuant to change of control agreements with certain former senior executive employees.

NYCO

Sales of lower-value wollastonite products continued to face intense competition in 2004, but sales of high-value products for the automotive and industrial coatings industries increased. Income from NYCO operations increased 50% from the previous year to $6 million. Increased sales volumes, new product development and lower cost of product sold were primarily responsible for the increase, partially offset by a higher Canadian dollar.

OTHER

Interest expense decreased almost $2 million to $13 million during 2004 mainly due to the $99 million reduction in debt from the proceeds of our equity issue in April 2004, and nearly $1 million of interest capitalized as part of the Cheviot pit expansion at the Cardinal River operations.

New accounting rules that affected the valuation of inventories resulted in a change in accounting practices that was adopted in 2004. This resulted in unusual income of $11 million related to the inclusion of depreciation and depletion in the valuation of product inventories on hand at the start of the year. Other income in 2003 includes $5 million of interest earned on income tax reassessments.

INCOME TAXES

A future income tax recovery in 2004 arose from the recognition of the benefit of net operating losses of the Corporation. Income taxes for 2003 included current income taxes related to the two-month period prior to the conversion into an income trust. This expense was essentially offset by a $27 million reduction in future income taxes payable resulting from changes to Canadian federal income tax rates for resource companies.

The impact of a lower average realized mineral tax rate resulted in a decline in mineral taxes in 2004, despite higher operating cash flows from Elk Valley Coal.

Management's Discussion and Analysis	March 2006

SUMMARY OF QUARTERLY RESULTS

Our quarterly results over the past two years reflect the variability of Elk Valley Coal’s and, to a lesser extent, NYCO’s businesses. Net income also includes the significant impact of a number of unusual transactions and events. Net income before unusual items, future income taxes and discontinued operations is influenced largely by coal prices, the U.S./Canadian dollar exchange rate, coal sales volumes, and cost of product sold and transportation costs.

	2005				2004
Coal statistics	Q4[2]	Q3[2]	Q2[2]	Q1[2]	Q4[2]	Q3[2]	Q2[2]	Q1
Production (millions of tonnes)	3.7	3.6	4.1	4.0	3.9	3.4	4.0	3.9
Sales (millions of tonnes)	3.4	3.8	3.8	3.4	4.0	3.6	4.1	3.6
Average U.S.$ prices (per tonne)	$121.80	$118.30	$ 94.00	$ 61.30	$ 57.30	$ 54.80	$ 51.10	$ 44.90
Average CDN$ prices (per tonne)[1]	$153.50	$146.70	$119.40	$ 83.30	$ 79.30	$ 75.00	$ 72.30	$ 63.80
Cost of product sold (per tonne)	$ 34.20	$ 36.50	$ 30.40	$ 28.30	$ 27.30	$ 30.30	$ 25.80	$ 28.80
Transportation (per tonne)	$ 36.40	$ 36.40	$ 37.70	$ 30.00	$ 31.70	$ 27.80	$ 29.40	$ 26.60
[1] Includes the effects of foreign currency hedges
[2] The Trust’s interest in Elk Valley Coal decreased to 60% from 65% for accounting purposes

U.S. dollar coal prices typically change during the second quarter of the year because most of the coal sales are priced on a coal-year basis that commences April 1. As coal is typically sold in U.S. dollars, Elk Valley Coal and subsidiaries of the Trust have in the past entered into foreign currency hedges to manage the risk of fluctuations in the U.S./Canadian dollar exchange rate. Accordingly, the Canadian dollar price of coal will vary with changes in the U.S. dollar price of coal, the U.S./Canadian dollar exchange rate and the amount of foreign currency hedge contracts.

Production volumes can be impacted on a quarterly basis by expected shipping schedules and the timing of mine and plant maintenance. While maintenance activities are normally scheduled during the third quarter, they can occur at other times depending on market conditions and the occasional need to control product inventories. Equipment, parts and labour availability can also impact production and volumes.

Coal sales are typically contracted under evergreen contracts and long-term supply agreements, and it is not uncommon to see sales volumes from one coal year carried over into the next on a negotiated basis. This carryover can affect the average realized coal price for the second quarter of the fiscal year. Quarterly sales can also be impacted by weather, production or mechanical problems affecting the minesites, railways and ports. Some variation in quarterly coal sales should be expected, as the timing of shipments is not necessarily uniform. Shipments can be affected by customers’ scheduling of vessels, delay of vessels due to factors such as weather and mechanical problems, congestion at the port and demand for vessels across a number of commodity sectors, which affects vessel availability and timing of arrival and departure dates.

The unit cost of product sold can be influenced quarter to quarter by changing mining conditions, such as the timing of stripping activities and raw coal release, scheduled production shut downs for vacation and planned maintenance. Transportation costs per unit can change based on rate variability, the price of coal products, the number of shipments that include ocean freight, the volume of coal that is east-bound and demurrage charges.

Management's Discussion and Analysis	March 2006

	2005				2004
(millions of dollars, except per unit amounts)	Q4[1]	Q3[1]	Q2[1]	Q1[1]	Q4[1]	Q3[1]	Q2[1]	Q1
Revenue	$ 540.2	$ 570.8	$ 468.9	$ 294.9	$ 324.9	$287.8	$ 309.3	$ 245.2
Income from operations	266.0	263.6	179.7	67.6	57.1	50.8	53.2	9.0
Net income	218.3	427.3	123.3	65.3	85.4	41.4	12.6	10.7
Net income before unusual items, future income taxes and discontinued operations	243.3	238.9	161.7	60.4	57.0	41.7	42.8	4.0
Basic and diluted earnings per unit:
Net income	$ 1.49	$ 2.91	$ 0.84	$ 0.44	$ 0.58	$ 0.28	$ 0.09	$ 0.08
Net income before unusual items, future income taxes and discontinued operations	1.66	1.62	1.10	0.41	0.39	0.28	0.29	0.03
Distributions declared per unit	1.60	1.80	0.93	0.43	0.43	0.37	0.33	0.33
[1] The Trust’s interest in Elk Valley Coal decreased to 60% from 65% for accounting purposes

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled Overview, Strategy and Key Performance Indicators, Results of Operations, Outlook, Liquidity and Capital Resources, Outstanding Unit Data, Critical Accounting Estimates, Changes in Accounting Policies, Financial and Other Instruments, Risks and Uncertainties.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate.

The forward-looking statements contained in this management’s discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coals prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2007; settlement of current collective bargaining disputes on terms acceptable to management and an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in

Management's Discussion and Analysis	March 2006

the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; delayed coal shipments in 2005 will not materially impact customer demand in 2006; existing inventories will not result in decreased sales volumes; no further moratoriums on advance tax rulings for the Canada Revenue Agency; parties execute and deliver contracts currently under negotiation; and no material variations in the current tax regulatory environment.

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive.  Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report of form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may by superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

OUTLOOK

Our financial results and, therefore, cash available for distribution are highly dependent on key variables such as coal prices, coal production and sales volumes, commitments under foreign exchange forward contracts, the U.S./Canadian dollar exchange rate, production and transportation costs, sustaining capital expenditures and other financial and legal requirements.

ELK VALLEY COAL

Coking Coal Markets

Coal prices and volumes are generally negotiated and settled in advance of the April 1 coal year. Elk Valley Coal has settled many of its contracts for the 2006 coal year, and is negotiating the balance. There are a number of factors, both positive and negative, that have, and are, influencing these negotiations.

In response to high prices in 2005, the supply of hard coking coal increased marginally over the last year and, together with lower-than-expected imports by steel mills in China, eased the threat of a coal shortage in the near term. In addition, sharply higher prices for lower quality metallurgical coal served to significantly increase the supply of these products.

Some integrated steel mills have overbought coal in 2005 in anticipation of a continuation of supply disruptions experienced during 2004; however, there were no coal production or other supply disruptions of any consequence. Also in 2005, some steel mills reduced production in response to a developing oversupply of steel. These factors contributed to higher-than-normal coal inventories at the steel mills which, in turn, has and will continue to affect shipments until these inventories are reduced to balance requirements for steel production.

Early 2006 coal year settlements indicate that hard coking coal prices are likely to decline 10% to 15% from the $125-per-tonne level established for the 2005 coal year. Prices for lower quality coals have been decreasing more significantly, and the price differentials between hard coking coal and lower-quality

Management's Discussion and Analysis	March 2006

metallurgical coals may be very wide by historical standards. Markedly reduced prices for lower-quality metallurgical coals may encourage substitution of these coals for hard coking coal, particularly when steel mills can accept the lower blast furnace productivities associated with using lower-quality metallurgical coals.

These factors contributed to lower-than-expected sales for Elk Valley Coal in the second half of 2005 and has continued into the first quarter of 2006. As a result, Elk Valley Coal expects sales volumes of approximately 5 million tonnes in the first quarter of 2006.

Other factors may also influence the seaborne hard coking coal markets over the coming quarters. Some of the benefits of the long-term sales initiatives of Elk Valley Coal will be realized during the 2006 and 2007 coal years. These include the arrangements with two of its largest customers that made an equity investment in the Elkview operations, which provide for increased sales. Certain of Elk Valley Coal’s customers are currently below expected shipment levels and Elk Valley Coal is working with these customers to negotiate a solution that maximizes sales over the longer term. In addition, steel mills reacted very quickly to the developing oversupply issue in 2005 and steel prices in many regions are now rising. This can be a positive leading indicator of production increases and, therefore, higher metallurgical coal demand.

Over time, it is expected that continued economic expansion in China and India may require these nations to import additional seaborne hard coking coal. Some of China’s current needs are being met internally and by overland imports, from Mongolia for example, due to the high prices in the seaborne market. India’s large population and industrial growth, and lack of hard coking coal resources, may turn the country into a more significant importer of hard coking coal.

On the supply side, while there have been few and relatively minor disruptions of coal supply over the last year or so, production or shipment interruptions are a normal part of the business. Higher hard coking coal prices may attract new supply to the market. However, material quantities of new hard coking coal supply are not expected in the near term due to the lead time to develop mines, and infrastructure constraints in Australia. Also, should a number of the positive factors mentioned influence the seaborne hard coking coal market, Elk Valley Coal’s production may be constrained by a shortage of haul truck tires, a situation that may continue into 2007 or 2008. Elk Valley Coal estimates that production capacity is limited by tire availability to 24 million to 25 million tonnes in 2006. Elk Valley Coal has coal inventories that can augment sales by approximately 2 million tonnes.

These market conditions, taken together with normal variations in sales and operations, allow for a great deal of variability in Elk Valley Coal’s sales volumes for calendar year 2006. An oversupply of steel, from a weakening of global economies for example, could result in reduced coal shipments that could reduce sales to the 22 million tonne range. On the other hand, rising steel prices and demand, combined with coal production or shipment interruptions, could result in sales in the range of 25 million tonnes.

Coal Production and Costs

Higher operating costs experienced in 2005 are expected to continue throughout 2006. Production from the mines will be dependent on sales due to the current high inventory levels of Elk Valley Coal. Should sales volumes be at the low end of the range, Elk Valley Coal would have to take steps to reduce coal production. This may include additional reclamation activities, focusing on stripping activities, and production curtailments, all of which would tend to increase the unit cost of product sold during this period.

While strip ratios are expected to remain relatively constant over the next few years, haul distances will increase as overburden from new pits is placed on existing spoils, or on new spoils that are constructed in conjunction with the new pits. Also, coal yields can vary as the characteristics of the coal seams change.

Management's Discussion and Analysis	March 2006

Elk Valley Coal operates in a competitive environment for attracting labour, and it takes time for these new employees to train and gain the experience necessary to achieve higher rates of productivity.

Transportation Costs

While railway system traffic and capacity constraints reduced coal available for sale through west-coast ports in early 2005, several initiatives by the rail service provider to expand rail capacity have been completed and Elk Valley Coal expects rail service levels to be sufficient to move its planned production volumes in 2006. Average rail rates for the 2006 coal year for transportation of coal to west-coast ports will decline compared to the 2005 rate, while the average transportation cost will increase on a calendar-year basis.

A significant portion of port rates at Westshore Terminals will vary with the Canadian dollar price of coal. Elk Valley Coal has given notice to Westshore Terminals that it is requesting a review of the loading rate for the Elkview operations contract effective April 1, 2005. An arbitration to determine the rate is scheduled for the second quarter of 2006. Loading costs for the handling of coal and other products at Neptune Terminals are based on the actual costs allocated to the handling of each product.

Collective Agreements

The collective agreement at the Elkview operations expired at the end of October 2005. The collective agreement at the Fording River operations expires in May 2006. Negotiations are under way for both of these operations, which represent approximately 56% of Elk Valley Coal’s total production capacity. Work stoppages could occur should an agreement not be reached at either or both of these operations.

Cardinal River Operations

In April 2005, the Alberta Environmental Assessment Board issued a decision in respect of an appeal of certain approvals in connection with the Cardinal River operations. The decision imposed some additional monitoring conditions, which are not expected to have a material impact on operations. In August, the Federal Court of Canada dismissed two applications brought by environmental groups for judicial review of the Department of Fisheries and Oceans’ approvals related to the project. In November, the Alberta Energy and Utilities Board denied a third party request for reconsideration of the mine permit.

There are no outstanding legal challenges to approvals or permits in respect to the Cardinal River operations.

THE TRUST

Capital Expenditures

Our share of capital expenditures for 2006 will be approximately $50 million, substantially all of which will be for sustaining operations. Looking forward, Elk Valley Coal has a significant number of assets that are nearing the end of their useful life. A large proportion of the equipment fleet is targeted for replacement over the next several years, and plant and general infrastructure work will be required at most operations as well. It is anticipated that our share of sustaining capital expenditures could increase to the range of $70 million annually for a period of time, depending on the timing of fleet replacement.

Management's Discussion and Analysis	March 2006

Mineral Taxes and Crown Royalties

The weighted average current tax rate for British Columbia mineral taxes over the next several years is expected to approximate the maximum rate of 13%. The Cardinal River operations is anticipated to continue to incur the low rate of tax for current Alberta Crown royalties payable over the next few years as a result of capital investments in 2005 and 2006, even if coal prices remain strong.

NYCO

NYCO’s focus is on increased sales volumes as a result of the introduction of new products and applications. However, actual results will depend to a large degree on economic activity in NYCO’s markets and its success with new targeted sales applications. We are assessing a range of strategic alternatives for NYCO to identify opportunities to maximize the value of this investment.

LIQUIDITY AND CAPITAL RESOURCES

We believe the Trust has adequate credit facilities available to fund working capital, capital spending requirements for our current expansion plans and other short-term requirements relating to the Trust’s investments. We anticipate that Elk Valley Coal and NYCO will be able to generate sufficient funds from operating and financing activities to maintain their productive capacity and to fund current planned growth and development activities.

Cash and cash equivalents increased to $100 million in the fourth quarter of 2005 compared with $65 million in 2004. Cash flows from operating activities are the primary contributor to cash available for distribution, and also provide cash resources over the long-term for capital expenditures and for servicing debt. Cash flows from operating activities are largely influenced by the results of Elk Valley Coal, and the various factors that influence these results can affect liquidity and available capital resources. Cash flows from operating activities historically have been sufficient to meet normal working capital needs, sustaining capital expenditure requirements and debt-service obligations, and to fund distributions to unitholders. Since the 2003 Arrangement, our lines of credit have been utilized to offset short-term changes in working capital and to fund expansion capital projects.

Cash flows from operating activities were $633 million in 2005, up $363 million from the prior year, on the strength of improved results for Elk Valley Coal. NYCO contributed approximately $5 million and $9 million to cash flows from operating activities in 2005 and 2004, respectively. In 2003, Elk Valley Coal and NYCO contributed $127 million and $7 million to cash flows from operating activities, respectively.

Cash flows from operating activities include changes in related non-cash working capital, particularly accounts receivable and inventory, which can fluctuate from period to period. Non-cash working capital increased $123 million in 2005 compared with decreases of $62 million and $36 million in 2004 and 2003, respectively. Accounts receivable increased due to the increase in coal prices and the timing of shipments. Inventories are higher in 2005, compared with prior years, and largely reflect the build-up of clean coal inventories.

Our investing activities included capital expenditures of $121 million in 2005, an increase from the $73 million and $20 million spent in 2004 and 2003, respectively. The expenditures were largely related to the capital requirements of Elk Valley Coal. Capital spending in 2005 was for additions to production capacity and reflects higher sustaining capital requirements. Expansion capital expenditures of $80 million were related to the development of the Cheviot pit at the Cardinal River operations, and additions to production capacity at the Fording River and Elkview operations. The remaining $41 million of our total capital expenditures were related to sustaining capital. Capital additions in 2004 reflect the commencement of the Cheviot pit development and $27 million were for sustaining capital.

Management's Discussion and Analysis	March 2006

Sustaining capital expenditures refers to expenditures in respect of capital assets additions, replacements or improvements required to maintain business operations, the determination of which requires the judgment of management. Investments in sustaining capital are required on an ongoing basis, and we expect them to be principally funded by cash flows from operating activities. Sustaining capital expenditures may vary by a considerable amount in any given year depending on the requirements to replace truck and shovel fleets and other support equipment.

Capital expenditures not identified by management as sustaining in nature are classified as expansion capital. These expenditures are generally made in order to substantially increase the production capacity of existing operations and to develop or acquire new mineral bodies or new mines. Expansion capital expenditures generally require financing from sources other than cash flows from operating activities. We expect commitments for expansion capital to be financed from bank facilities and cash from other financing activities. The Trustees have the ability to designate a cash reserve for future capital expenditure or other requirements, although they have not done so to date. Equity from the investment in the Elkview operations by two steel companies was utilized to finance additions to production capacity at Elkview.

For 2005 our major financing activities included the payment of $529 million in cash distributions to unitholders. Cash distributions to unitholders were $197 million in 2004 and $163 million in 2003. In 2004, we issued new units for net proceeds of $100 million to provide the expansion capital for the development of the Cheviot pit in the Cardinal River mine, which was used to reduce long-term debt. Financing activities in 2003 reflect the completion of the Arrangement and include the repurchase of shares, an increase in long-term debt and payments to certain parties to the Arrangement.

Our future contractual obligations are identified in the following table:

Payments due by period (millions of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Foreign exchange forward contracts	$ 426.0	$ 410.0	$ 16.0	$ -	$ -
Long-term debt	210.3	-	-	-	210.3
Equipment financing	3.9	1.1	2.3	0.5	-
Capital lease obligations	2.8	0.7	1.2	0.9	-
Operating leases	18.7	12.0	5.2	1.5	-
Purchase obligations	6.7	6.1	0.6	-	-
Pension and other post-retirement funding requirements	103.2	18.8	16.5	17.7	50.2
Asset retirement obligations	246.1	3.6	8.0	10.5	224.0
Total obligations	$ 1,017.7	$ 452.3	$ 49.8	$ 31.1	$ 484.5

Obligations under foreign exchange forward contracts are normally fulfilled by delivering U.S. dollars generated from coal sales. The Trust’s and Elk Valley Coal’s hedge positions are substantially scheduled to mature by March 31, 2006.

Capital and operating leases and purchase obligations are consistent with operating and financing practices, and we expect sufficient cash flows from operating activities will be available to meet these obligations as they become due.

Funding requirements for pension and other post-retirement benefit plans reflect the minimum pension plan payments required by legislation, and anticipated outlays for other post-retirement benefit plans for the period 2006 through 2015.

Management's Discussion and Analysis	March 2006

Asset-retirement obligations in the above table reflect the undiscounted amount of expected future outlays to remediate the environmental impact of the operations of Elk Valley Coal and NYCO, and are based on the fair value of known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The estimated costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas as those areas become available for reclamation. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan.

In February 2005, the Trust and Elk Valley Coal refinanced their existing bank credit facilities with substantially the same banking syndicate. The new joint credit agreement provides each entity with a five-year revolving, floating rate facility, each of which can be drawn in either Canadian or equivalent U.S. dollars. The term of the joint credit agreement can be extended annually for an additional year with the agreement of the banking syndicate. The joint credit agreement provided for borrowings of up to $400 million by the Trust and $150 million by Elk Valley Coal. The facilities are available for general business purposes.

At December 31, 2005, the Trust had $195 million (U.S.$167 million) outstanding in the form of U.S. dollar LIBOR rate loans, and Elk Valley Coal had utilized $81 million for letters of credit or letters of guarantee, and $26 million in the form of a prime rate loan. Unused lines of credit were $205 million for the Trust and $43 million for Elk Valley Coal. Borrowings under the facilities are based on U.S. dollar LIBOR or Canadian bankers’ acceptance or prime rates, which are subject to interest rate movements, and certain financial ratios. Subsequent to year-end, the syndicate of banks agreed to increase Elk Valley Coal’s portion of the facility to $200 million. In addition, the maturity date of the joint credit agreement was extended to February 11, 2011.

The joint credit agreement includes provisions that may restrict our ability to pay distributions to unitholders, and the ability of Elk Valley Coal to make distributions to its partners during an event of default, or if the making of such payments would result in an event of default. The joint credit agreement also includes a cross-default provision between the Elk Valley Coal and Trust facilities. Loan covenants that include an event of default, amongst others, are tests for interest and cash flow coverage, as well as covenants that restrict the disposition of certain core mining assets. The Trust and Elk Valley Coal are in compliance with the loan covenant provisions of the joint credit agreement.

The Trust’s facility is supported by a security agreement over Fording LP’s interest in Elk Valley Coal and an unsecured guarantee of Elk Valley Coal, which is limited in recourse to each partner’s interest in Elk Valley Coal other than that of Fording LP. Elk Valley Coal’s facility is supported by an unsecured guarantee of the Trust.

Neptune Terminals’ shareholder agreement requires that Elk Valley Coal is obligated to Neptune for Elk Valley Coal’s proportionate interest in the outstanding bank indebtedness and asset retirement obligations of the terminal. At December 31, 2005, the Trust’s share of these obligations was approximately $11 million and $7 million, respectively.

OTHER INFORMATION

OFF BALANCE SHEET ARRANGEMENTS

Elk Valley Coal has entered into an agreement with a Canadian bank in its banking syndicate for the sale of accounts receivable from coal sales, to a maximum amount outstanding at any one time of U.S.$75

Management's Discussion and Analysis	March 2006

million. The decision to sell accounts receivable is at the sole discretion of Elk Valley Coal subject to it transferring to the bank its interest in export trade credit insurance coverage related to each account receivable sold. Proceeds on the sale of these accounts receivable is based on the invoice amount, invoice due date and current LIBOR rates.

These arrangements allow Elk Valley Coal to receive cash for its accounts receivable quickly and shorten the period of time during which foreign exchange rate movements may impact the Canadian dollar value of the accounts receivables. Elk Valley Coal also benefits from a lower borrowing rate from its lenders than would normally be the case because the accounts receivable are insured by a Canadian Crown corporation.

The financial risk to Elk Valley Coal of the non-payment by the customer of the sold accounts receivable is limited to the deductible associated with the trade credit insurance. Other commercial risks, such as non-performance by Elk Valley Coal under the terms of the contract, remain with Elk Valley Coal.

TRANSACTIONS WITH RELATED PARTIES

Subsequent to the Arrangement, Elk Valley Coal entered into arrangements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to the managing partner at market prices. Our portion of related party revenues from these transactions was $3 million in 2005 and 2004, and our share of related party expenses included in selling, general and administrative, and cost of sales in 2005 and 2004 was $1 million. Our related party receivables and payables at the end of 2005 were $0.4 million and $0.1 million respectively.

Elk Valley Coal also ships coal through Neptune Terminals in the normal course of operations. Loading costs for the handling of coal and other products at Neptune are based on the actual costs allocated to the handling of each product. These costs are included in transportation costs and totalled $9 million for the Trust during 2005 and $9 million in 2004. Our share of related party receivables and payables related to Neptune Terminals was approximately $0.2 million and $1 million respectively at December 31, 2005.

Elk Valley Coal accepted the transfer of the Quintette mine assets and purchased certain other assets of Teck Cominco related to the Quintette mine on December 31, 2004. The transfer of the Quintette mine assets, including the real property, coal leases, permits and licenses, was provided for in the 2003 Arrangement and was to occur when Teck Cominco had completed the reclamation of the minesite. Elk Valley Coal agreed to an earlier transfer of the Quintette mine assets before reclamation was completed in return for an agreement by Teck Cominco to complete the reclamation and provide Elk Valley Coal with an indemnity against any liability arising from the early transfer.

OUTSTANDING UNIT DATA

The Trustees are authorized to issue an unlimited number of units of the Trust. Each unit represents the right to an equal interest in any distributions or other amounts payable to unitholders. All units rank among themselves equally and rateably without discrimination, preference or priority.

The Trust may create and issue rights, warrants or options to subscribe for fully paid units at such subscription prices and at such time or times as the Trustees may determine. In addition, the Trustees may create indebtedness of the Trust, including indebtedness convertible into units. No such rights, warrants, options or convertible securities have been issued.

There were approximately 147 million trust units outstanding on December 31, 2005 and at March 1, 2006. Approximately 92,400 options outstanding under the exchange option plan as of December 31, 2005 and 91,458 options as of March 1, 2006.

Management's Discussion and Analysis	March 2006

In September 2005, we completed a three-for-one split of the Trust's units. The subdivision of units applied to record holders at the close of business on September 2, 2005. The units commenced trading on a split basis on August 31, 2005, on both the TSX and NYSE, although the NYSE ticker was not adjusted until September 13, 2005 in accordance with its normal procedures.

To maintain its status as a mutual fund trust under the Tax Act, the Trust cannot be established or maintained primarily for the benefit of non-residents of Canada. To enable us to monitor our level of non-resident ownership, the Declaration of Trust provides that the Trustees may require declarations of residency from unitholders. The Trustees have decided it is prudent to require unitholders to provide residency declarations in the first quarter of 2006. Declarations received to date indicate that resident ownership is approximately 51%. A reorganization has been proposed that utilizes a structure which is expected to effectively address the foreign ownership restriction.

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements are prepared in accordance with GAAP in Canada and require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We make estimates and assumptions that are believed to be reasonable under the circumstances and are based upon historical experience, current conditions and expert advice. These estimates are, by their nature, uncertain and may require accounting adjustments based on future occurrences. On an ongoing basis, we review estimates based on currently available information. The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates. The most significant estimates relate to reserves, depreciation and depletion, goodwill, asset retirement obligations and employee future benefits.

A summary of our significant accounting policies is contained in note 2 to the Consolidated Financial Statements. The following is a discussion of the accounting estimates that are significant in determining our financial results.

DEPRECIATION AND DEPLETION

Depreciation and depletion of capital assets are dependent upon estimates of useful lives of buildings and equipment and reserve estimates, both of which are determined with the exercise of judgement. The assessments of any impairment of capital assets and goodwill are dependent upon estimates of fair value that take into account factors such as reserves, economic and market conditions and the useful lives of assets.

INVENTORY

Inventories are valued at the lower of net realized value and either average cost or actual cost, depending on the type of inventory. The net realized value is an estimate based on various factors such as economic and market conditions and may be adjusted with future changes to selling prices.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset’s estimated useful life.

Management's Discussion and Analysis	March 2006

We have significant long-term liabilities relating to mine reclamation and end-of-mine closure costs. Asset retirement liabilities are not funded. The liability is determined on a mine-by-mine basis, and various assumptions are used in the engineering studies including current mine plans, future retirement costs, and estimates of reserves and resources. Costs incurred under the retirement programs are charged against the associated liability. Elk Valley Coal and NYCO have developed retirement programs and cost estimates based on meeting existing government regulations and standards. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws, and regulations and remediation practices.

STOCK-BASED COMPENSATION

Unit options are calculated using the fair-value method of accounting for stock based compensation.

A unit equivalent plan is in place for Trustees and Directors and grants under such plan represent a portion of their compensation. The unit equivalents when granted are valued using the five-day weighted average trading price of a unit immediately preceding the award date, and vest over a one-year period. Vested unit equivalents are re-valued at each balance sheet date based on the closing price of the units trading on the Toronto Stock Exchange.

EMPLOYEE FUTURE BENEFITS

Post-retirement benefit plans include pension plans and other post-retirement benefit plans, the costs of which are based on estimates. Employee future benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect. Major estimates and assumptions relate to expected plan performance, salary escalation, discount rates, retirement ages of employees and future cost trends. In addition, actuaries incorporate subjective factors into their assumptions, such as withdrawal and mortality rates.

CAPITAL ASSETS

Mineral properties and development assets include expenditures to acquire and develop identified mineral properties and reserves, and net costs relating to production during the development phase. Depletion on producing properties is determined using a unit-of-production method based upon the proven and probable mineral reserves of the mine. Development costs incurred to expand the capacity of operating mines, to develop new coal deposits and ore bodies or to mine areas substantially in advance of current production are capitalized and charged to operations on a unit-of-production method based upon the proven and probable mineral reserves.

The determination of mineral reserves involves the use of a number of estimates and assumptions, including geological sampling and modeling, and estimates of future costs. Knowledge derived from ongoing exploration and development of the coal deposit or ore body may also affect reserve estimates. In addition, the determination of economic reserves is dependent upon a number of assumptions, including long-term coal prices and foreign exchange rates.

Elk Valley Coal and NYCO review and evaluate capital assets for impairment of value on an ongoing basis. The expected undiscounted future cash flows from an asset used in these evaluations are developed using assumptions that reflect best estimates of the long-term operating plans for the asset. Changes in market conditions, reserve estimates and operating conditions are updated periodically as part of the test for impairment of value.

Management's Discussion and Analysis	March 2006

GOODWILL

Goodwill is the excess of the cost of the acquired investment over the fair-value amounts assigned to the assets acquired and liabilities assumed. Goodwill is tested for impairment annually in the second quarter or when an event or circumstance occurs that would indicate that the asset may be impaired. Any impairment loss is recognized in current period earnings. The carrying amount of goodwill on the balance sheet of the Trust at December 31, 2005 was $22 million and is attributed to assets owned by Elk Valley Coal.

CHANGES IN ACCOUNTING POLICIES

Non-Monetary Transactions

CICA Handbook section 3831, “Non-Monetary Transactions”, will be applicable to the Trust commencing with its 2006 fiscal year. Current operations will not be materially affected by these recommendations.

Stripping Costs in the Mining Industry

The CICA Emerging Issues Committee has issued Draft Abstract D56, “Accounting for Stripping Costs in the Mining Industry”, which, if adopted in its current form, will require Elk Valley Coal to change its accounting policy with respect to in-process raw coal. Raw coal exposed in the mining bench and stockpiled in the pit is currently considered to be in-process inventory. This in-pit raw coal accounted for $32 million of total in-process raw coal inventory at the end of 2005. In-pit raw coal is not considered to be extracted from the mine under the Draft Abstract and, accordingly, would not be considered inventory. Cash available for distribution will not be affected by the accounting change. Net income will be reduced upon adoption of the policy as existing in-pit raw coal is processed and sold and as costs otherwise associated with in-pit raw coal inventories are treated as current period costs.

Financial Instruments, Hedges, and Comprehensive Income

CICA Handbook section 3855, “Financial Instruments – Recognition and Measurement”, section 3865, “Hedges”, and section 1530, “Comprehensive Income”, will be applicable to us commencing with our 2007 fiscal year. The concept of this section is to include all changes in our assets and liabilities through the income statement as “other comprehensive income”. In our case, the majority of other comprehensive income would be unrealized gains and losses from hedging activities and foreign exchange translation adjustments.

Asset Retirement Obligations

Effective January 1, 2004, we adopted the new standard for asset retirement obligations described in CICA Handbook Section 3110 and applied the recommendations retroactively. This standard focuses on the recognition, measurement and disclosure of legal obligations and costs associated with the retirement of long-lived capital assets that result from the acquisition, construction, development or normal operation of those assets. As a result of the retroactive adoption of this standard, opening accumulated earnings increased $8.8 million and 2003 net income decreased $2.3 million.

Generally Accepted Accounting Principles

CICA Handbook Section 1100, “Generally Accepted Accounting Principles”, became effective for fiscal years beginning on or after October 1, 2003. Two accounting practices have been changed to correspond to guidance with the primary sources of generally accepted accounting principles.

Management's Discussion and Analysis	March 2006

Revenues are now reported without deductions for sales commissions and freight costs. This change in classification has no impact on earnings or cash available for distribution and the comparative figures have been restated to conform to the presentation adopted. Previously, revenues for certain sales transactions were reported net of sales commissions and related transportation and other costs in order to report net revenues on a basis consistent with the majority of sales transactions.

Depreciation, depletion and amortization are now included in the carrying value of inventory. Accordingly, effective January 1, 2005, product and raw material inventory increased $11 million to include the cost of depreciation, depletion and amortization, with the corresponding credit included in other income. Previously, depreciation, depletion and amortization were treated as period costs.

FINANCIAL AND OTHER INSTRUMENTS

Almost all of Elk Valley Coal’s and NYCO’s sales are denominated in U.S. dollars, and the vast majority of costs are denominated in Canadian dollars. Accordingly, our revenues, net income, cash flows and cash available for distribution are highly sensitive to changes in the U.S./Canadian dollar exchange rate.

To help manage exposure to currency fluctuations and the effect on unitholder distributions, the Trust and Elk Valley Coal use foreign exchange forward contracts to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. Derivative financial instruments are not used for trading or speculative purposes. Foreign exchange forward contracts are designated as hedges of anticipated U.S. dollar cash flows and are not recorded as gains or losses on the contracts in financial results or financial position until the maturity date of the contracts. Our unrealized gains on these contracts at December 31, 2005 were $57 million based on the U.S./Canadian dollar exchange rate of U.S.$0.86.

A hedging policy has been established that allows for hedging up to 100% of the estimated net U.S. dollar operating cash flow for periods where both the sales price and volumes can be reasonably estimated. There is no minimum amount required to be hedged. The hedging limits are established with reference to our share of Elk Valley Coal’s net U.S. dollar operating exposures, and will take into account any of Elk Valley Coal’s outstanding hedges. At December 31, 2005, foreign exchange forward contracts, including contracts entered into directly and our share of the contracts of Elk Valley Coal, totalled $426 million and primarily relate to the coal sales for the first quarter of 2006. We do not hedge our U.S. dollar long-term debt, the net investment in NYCO or the net U.S. dollar denominated cash flows of NYCO.

Our ability to enter into foreign exchange forward contracts will depend on the total hedge position we wish to undertake, the creditworthiness of available counterparties, and the counterparties’ assessment of our credit risk.

The gains and losses on foreign exchange forward contracts designated as hedges are recognized in revenues and income in the period that the hedged exposure is recognized, which is the same period in which the instrument is settled. The gain or loss is netted against the item that was hedged. During 2005, we realized gains on foreign exchange forward contracts of $107 million due to the U.S. dollar weakening relative to the U.S./Canadian dollar exchange rate specified in the contracts. We realized gains of $86 million and $46 million in 2004 and 2003, respectively.

In the event of non-performance by the counterparties to Elk Valley Coal contracts, the Trust and Elk Valley Coal are exposed to gains or losses depending on the difference between the U.S./Canadian dollar exchange rate and the rate in the foreign exchange forward contracts. To mitigate this risk of non-performance, we utilize several counterparties of high credit quality. There are no significant concentrations of credit risk.

Management's Discussion and Analysis	March 2006

RISKS AND UNCERTAINTIES

An investment in units of the Trust involves numerous risks and uncertainties. An investor should consider carefully the risk factors set out below as they all have the potential to impact an investment in units. In addition, potential investors should carefully review and consider all other information contained in management’s discussion and analysis and in the Trust’s other public disclosure documents before making an investment decision.

Elk Valley Coal and NYCO have operations in North America and customers around the world. As such, their results, and those of the Trust, are exposed to changes in various markets and economies, and their operations can be affected by a variety of conditions.

The following briefly addresses some, but not all, of the risk factors that could affect the Trust, its future results, the amount of cash available for distribution and the nature of the Trust itself.

RISKS RELATING TO THE TRUST

Risk factors specific to an investment in the units include, but are not limited, to the following:

Cash Distributions to Unitholders are Dependent on Fording LP

Cash available for distribution generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. The Trust is primarily dependent upon Fording LP’s 60% interest in the operations and assets of Elk Valley Coal to generate cash available for distribution.

Although the Trust intends to distribute the net income earned from Fording LP and NYCO, there is no assurance regarding the amounts of cash to be generated by these entities, and therefore the amount of cash available for distribution. The actual amount distributed in respect of the units will depend on a variety of factors such as coal and wollastonite prices, sales volumes, profitability, the level of sustaining capital expenditures, credit agreements, and other factors that may be beyond the control of Fording LP, NYCO or the Trust. In the event significant sustaining capital expenditures are required, coal prices and/or sales volumes decline, or the profitability of Elk Valley Coal declines, there would be a decrease in the amount of cash available for distribution and such decrease could be material.

Our distribution policy is subject to change at the discretion of the Trustees of the Trust. The recourse of unitholders who disagree with any change in policy is limited and could require such unitholders to seek to replace the Trustees.

Credit Facilities

Our credit facility contains covenants that require the Trust to meet certain financial tests and that restrict, among other things, our ability to incur additional debt, dispose of assets or pay distributions in certain circumstances. These restrictions may limit the Trust from making distributions to unitholders.

Interest Rates and Other Factors Affecting Investment Yield

One of the factors that may influence the price of the units in the public trading markets is the expected annual yield on the units as compared with the annual yield on other financial instruments. An increase in market interest rates may lead potential purchasers of units to demand a higher annual yield, which could adversely affect the market price of the units. Annual yield and therefore the price of units in the public trading markets may also be affected by short-term supply and demand factors for income trust product, generally. A material increase in interest rates on financial instruments could be expected to result in an

Management's Discussion and Analysis	March 2006

increase in the required yield on the units. Such increase could result in a decrease in the trading price of units and such decline could be material.

Income Taxes

There is no assurance that income tax laws such as the current treatment of mutual funds trusts and resource taxation will not be changed in a manner that affects unitholders in a material adverse way. If the Trust ceases to qualify as a “mutual fund trust” under the Tax Act, the units would cease to be qualified investments for registered retirement saving plans, registered education savings plans, deferred profit-sharing plans and registered retirement income funds. Futhermore, as the units would then constitute “taxable Canadian property” for the purpose of the Tax Act, non-resident unitholders would be subject to tax under the Tax Act (in the absence of relief under an applicable tax treaty or convention) on any capital gains realized on the disposition (or deemed disposition) of such units.

It is possible that the Canadian taxation authorities could choose to change the Canadian federal income tax laws applicable to income trusts. Any such changes could negatively affect, in a material way, the amount of cash available for distribution, the tax treatment of the units and distributions made thereon, and the market value of the units.

The Declaration of Trust provides that, in the event that the aggregate of the taxable income of the Trust, including taxable capital gains, if any, and the non-taxable portion of the capital gains, if any, exceeds distributions otherwise made payable in the year, the amount of such excess will become payable to the unitholders on December 31 of that year and will be paid to the unitholders in the following year. This may result in income distributable to unitholders exceeding cash available for distribution. In such case, the Declaration of Trust provides that additional units must be distributed to unitholders in lieu of cash distributions. A consolidation of units would occur immediately after such a distribution. Unitholders will generally be required to include an amount equal to the fair market value of those units in their Canadian federal taxable income, in circumstances where they do not directly receive a cash distribution.

Nature of Units

The units should not be considered debt instruments as, among other things, distributions on the units are not fixed nor can such distributions be enforced by unitholders prior to being declared payable by the Trustees. Further, no principal amount is owing to unitholders in respect of the units.

The units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The units do not represent a direct investment in Fording LP’s or NYCO’s businesses, and should not be viewed by investors as such. As holders of units, unitholders do not have all of the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The units represent a fractional interest in the Trust. The units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Preservation of Status as a Mutual Fund Trust

The Trust’s Declaration of Trust contains provisions intended to preserve the Trust’s status as a mutual fund trust for purposes of the Tax Act.  Certain of these provisions grant broad powers to the Trustees to monitor the Trust’s status as a mutual fund trust and to take action to protect such status, if, in the discretion of the Trustees, such action is necessary.  These actions include, but are not limited to, requiring beneficial holders of units to provide declarations of residency, refusing to accept subscriptions for units from non-residents of Canada or refusing to register trades made by such non-residents.  Some

Management's Discussion and Analysis	March 2006

of these steps may result in the delisting of the units from one or more exchanges or actions otherwise restricting their liquidity.  The market price of the units could decline in the event that the Trustees elect to undertake one or more of these steps and any such decline could be material.

There is a risk that the provisions of the Tax Act will be amended in such a manner that a royalty reorganization will not provide an exemption from the non-resident ownership restriction. There can be no assurance that a royalty reorganization can, in fact, be implemented. In either circumstance the Trust would be limited in its ability to raise equity capital outside of Canada, which in turn could restrict the growth of its business.

Redemption Right

Registered unitholders are entitled to require the Trust to redeem their units in accordance with the terms of the Declaration of Trust, which may be at a value less than market price. It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investment in the units. Cash redemptions are subject to limitations set out in the Declaration of Trust. In certain circumstances, securities of the Trust’s subsidiaries or the Trust may be distributed to unitholders in connection with redemption as opposed to cash. Such securities may not be qualified investments for registered retirement saving plans, registered education savings plans, deferred profit-sharing plans and registered retirement income funds, depending upon the circumstances at the time and will not be listed on any stock exchange and no established market is expected to develop for them. Unitholders receiving such securities may not be able to dispose of them for value, or at all.

Distribution of Securities on Redemption or Termination of the Trust

Upon redemption of units or termination of the Trust, the Trustees may distribute other securities of the Trust or the Trust’s subsidiaries directly to the unitholders, subject to obtaining any required regulatory approvals. Other securities of the Trust or the Trust’s subsidiaries distributed in this manner may not be qualified investments for registered retirement saving plans, registered education savings plans, deferred profit-sharing plans and registered retirement income funds, depending upon the circumstances at the time. Such securities will not be listed on any stock exchange and no established market is expected to develop for them. Unitholders receiving such securities may not be able to dispose of them for value, or at all.

Limited Likelihood of Unitholder Liability

The Declaration of Trust states that no unitholder will be subject to any liability in connection with the Trust or its assets or obligations and that in the event that a court determines that unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the unitholder’s fractional interest in the Trust’s assets.

Further, effective July 1, 2004, the Income Trust Liability Act (Alberta) was enacted to create a statutory limitation on the liability of unitholders of Alberta income trusts. The legislation provides that a unitholder will not, as beneficiary, be liable for any act, default, obligation or liability of the Trust or any of its Trustees after the legislation came into force.

However, the legislation has not been judicially considered and it is possible that reliance on the legislation by a unitholder could be successfully challenged on jurisdictional or other grounds. Thus, there remains a risk, which the Trust considers very remote, that in limited circumstances, a unitholder could be held personally liable, despite the Declaration of Trust, for obligations of the Trust to the extent that claims against the Trust are not satisfied out of the assets as the Trust.

Management's Discussion and Analysis	March 2006

Additional Units

The Declaration of Trust authorizes the Trustees to issue an unlimited number of units for the consideration, and on terms and conditions, established by the Trustees without the approval of unitholders.  If the Trustees make a decision to issue additional units, existing unitholders may suffer significant dilution and cash available for distribution per unit could decline.

Capital Investment

The timing and amount of capital expenditures incurred by Elk Valley Coal or by NYCO will directly affect the amount of cash available to the Trust for distribution to unitholders. Distributions may be reduced, or even eliminated at times, when significant capital expenditures are incurred or other unusual expenditures are made.

Unfunded Liabilities

Elk Valley Coal has a number of unfunded liabilities including pension, other post-retirement benefit and asset retirement obligations. Funding of these obligations in the future may have a significant and negative impact on cash available for distribution.

Forward-Looking Information May Prove Inaccurate

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found under the headings “Forward Looking Information” and “Caution Regarding Forward-Looking Statements”.

RISKS RELATING TO FORDING LP AND ITS INTEREST IN ELK VALLEY COAL

The Trust’s financial performance is primarily dependent upon the operations and assets of Fording LP and, in particular, Fording LP’s interest in Elk Valley Coal.  Accordingly, unitholders are exposed to all of the risks to which the Trust is exposed, and to the risks to which Fording LP and Elk Valley Coal are exposed. Risks to which Fording LP and Elk Valley Coal are exposed include, but are not limited to, the following:

Restrictions on Potential Growth

The payout by Fording LP of all of its cash available for distribution to the Trust could mean that capital expenditures to expand operations or to exploit reserves and resources could only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the businesses of Fording LP and, over time, have a material adverse effect on the amount of cash available for distribution.

Market Risks – Oversupply of Coking Coal

The prices for coking coal and hard coking coal, in particular, have a significant impact on Elk Valley Coal’s profitability and are dependent on the supply/demand balance for coking coal and, to a lesser degree, the economic conditions of the markets into which the coal is sold. In the past, there have been periods of oversupply of coking coal in the market, which have resulted in price decreases. An oversupply

Management's Discussion and Analysis	March 2006

of coking coal in world markets or a general downturn in the economies of any of Elk Valley Coal’s significant markets could have a material adverse effect on the profitability of Fording LP and, accordingly, the amount of cash available for distribution.

Conflicts of Interest

The Trust and its unitholders are dependent upon Teck Cominco, and its subsidiary, Teck GP, as managing partner of Elk Valley Coal, to manage the business and affairs of Elk Valley Coal. There is a risk to the Trust should any conflict arise between the Trust, Elk Valley Coal, Teck Cominco and Teck GP. Should Teck Cominco or Teck GP not fulfill their obligations under the terms of the Elk Valley Coal Partnership Agreement or fail to manage the business and affairs of Elk Valley Coal in a prudent manner, or should conflicts of interest arise, there could be adverse effects on the amount of cash available for distribution to unitholders.

Environmental Risks

Elk Valley Coal’s future mining operations could be materially affected by environmental risks, such as the failure of waste spoils and tailings dams, failure of settling ponds, seasonal flooding of processing and loading facilities and contamination of water sources.

Operational Risks

Profitability and, therefore, funds available to the Trust for distribution to unitholders, are also affected by the cost of product sold, transportation and other costs, product quality and taxation. Should any of these costs increase significantly in circumstances where these costs cannot otherwise be offset, the amount of cash available for distribution could decrease and such decrease could be material.

Shortage of Mining Equipment and Supplies

The recent growth in global mining activities has created a demand for mining equipment and related supplies that outpaces supply. For example, Elk Valley Coal has been advised by its suppliers that a limited supply of tires will be allocated among their customers based on the previous year’s purchases due to a global shortage of haulage truck tires. The Trust anticipates this tire shortage will continue into 2007.

As a result, future operations could be adversely affected if Elk Valley Coal encounters difficulties obtaining equipment, tires and other supplies on a timely basis. In the event that Elk Valley Coal is unable to secure required mining equipment on a timely basis, expansion activities, production, productivity and costs could be negatively affected, resulting in a material adverse effect on cash available for distribution.

Coal Transportation

The majority of coal that is produced by Elk Valley Coal is exported outside of North America. Elk Valley Coal’s mines are located more than 1,100 kilometres from tidewater. Accordingly, operations are highly dependent on both rail and port services. As a result, a significant portion of total transportation costs are attributable to rail and port costs, which includes demurrage charges for vessel waiting times. A substantial portion of coal production from Elk Valley Coal is transported to port facilities by two railway service providers and loaded onto vessels in North Vancouver at either Westshore Terminals or Neptune Terminals. Contractual disputes, rail and port capacity issues, prolonged labour stoppages, availability of vessels, weather problems or other factors that prevent the railways, Westshore Terminals or Neptune Terminals from providing their services could seriously impact Elk Valley Coal and Fording LP’s financial results and, therefore, funds available for distribution to unitholders.

Management's Discussion and Analysis	March 2006

The Steel Industry

Substantially all of the coking coal that Elk Valley Coal produces is sold to steel producers. The steel industry’s demand for coking coal is affected by a number of factors including the cyclical nature of that industry’s business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminum, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for coking coal, which would have a material adverse effect upon the Trust and the funds available for distribution to unitholders. Similarly, if less expensive coals could be used in substitution for hard coking coal in the integrated steel mill process, the demand for hard coking coal would materially decrease, which would also materially and adversely affect the funds available for distribution to unitholders.

Foreign Currency Exchange

Elk Valley Coal’s operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements can have a significant impact on results since the vast majority of Elk Valley Coal’s operating costs are incurred in Canadian dollars and most of its revenues are denominated in U.S. dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce Elk Valley Coal’s realized Canadian dollar selling price, thereby reducing the profitability of Fording LP and the cash available for distribution to unitholders, and such reduction could be material.

This risk is mitigated to some extent by our policy to hedge a portion of Fording LP’s U.S. dollar exposure through the use of foreign exchange forward contracts. However, the ability of Fording LP to enter into foreign exchange forward contracts will depend on the total hedge position it wishes to take and the counterparties’ assessment of its credit risk and that of Elk Valley Coal. The effectiveness of such hedges will depend in part on the credit worthiness of the counterparties to foreign exchange forward contracts. The inability of Fording LP or Elk Valley Coal to put in place effective hedges could materially increase exposure to fluctuations in the value of the Canadian dollar relative to the U.S. dollar.

Derivative Instruments

From time to time, Elk Valley Coal and Fording LP may employ forward currency exchange contracts, interest rate swap agreements and other derivative instruments to hedge exposure to specific financial risks. While forward currency exchange contracts can provide protection from certain fluctuations in currencies and realized selling prices, they will correspondingly limit the ability of Elk Valley Coal and Fording LP to capitalize on favourable changes in the factors that have been hedged by these instruments. In a period of volatile economic conditions, these derivative instruments may reduce or increase profitability relative to what it would have been in the absence of the derivative instruments, and relative to competitors who have hedged their risk exposure to a different degree or are unhedged.

Dependence on Major Customers

The metallurgical coal industry is characterized by a relatively small number of customers worldwide, many of whom have long-standing relationships with Elk Valley Coal. For example, one customer accounted for approximately 10% of Elk Valley Coal’s revenue in 2005. A loss of, or a significant reduction in, purchases by any of its largest customers could adversely affect Elk Valley Coal and Fording LP revenues and the amount of cash available for distribution.

Personnel

Five of Elk Valley Coal’s six mines are unionized.  Rail carriers and port facilities on which Elk Valley Coal is dependent to deliver coal to its customers are also unionized.  Strikes, lockouts or other work stoppages or slow downs involving Elk Valley Coal’s unionized employees or those of its key service

Management's Discussion and Analysis	March 2006

suppliers could have a material adverse effect upon Elk Valley Coal’s and Fording LP’s revenues and the cash available for distribution to unitholders.

In addition, our success will be dependent in large measure on the services of a number of key executives and employees of the Trust, Fording LP and Elk Valley Coal. The availability of qualified management personnel, technical skilled individuals and trained operators is becoming more restricted given the competition for these skills in British Columbia and Alberta with the growth in the mining and oil-sand industries. The loss of such key personnel and the inability to replace them with people who have similar experience and capabilities could have a material adverse effect on the financial condition or results of operations of Elk Valley Coal and Fording LP, which in turn, would reduce the amount of cash available for distribution to unitholders. Certain key executives have change-of-control agreements that, as a result of the 2003 Arrangement, can be exercised by the executives in their discretion.

RISKS INHERENT IN THE MINING INDUSTRY

Mining operations are subject to conditions beyond the control of management that can delay coal production or delivery, or increase the cost of mining. These conditions include natural disasters, unexpected equipment repairs or replacements, unusual geological formations, environmental hazards, industrial accidents, and inclement or hazardous weather conditions. Such conditions could result in damage to or the destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. In this regard, Elk Valley Coal and NYCO maintain insurance against risks that are typical in the mining industry. In addition, Elk Valley Coal and NYCO have insured their physical assets on a replacement-cost basis and purchased business interruption insurance and liability insurance at levels they believe to be reasonable. However, there is no guarantee that the insurance coverage will be adequate in all cases.

Insurance against certain risks, including liabilities for environmental damage, is not available at reasonable economic rates to Elk Valley Coal, NYCO or others in the mining industry. Accordingly, in the event that Elk Valley Coal and NYCO incurred significant liability in connection with environmental damage, such liability would have to be satisfied with cash that would otherwise be available for distribution to unitholders.

Reserves and Resources

Disclosed reserves and resources should not be interpreted as assurances of mine life or of the profitability of current or future operations. Ultimately, actual production, recovery, revenues and expenditures for the reserve properties will vary from estimates used and those variations could be material.

While the estimates of the reserves and resources of Elk Valley Coal and NYCO have been prepared in accordance with industry standards and applicable law based on information which management believes to be reliable, there are numerous uncertainties inherent in the estimation of mineral reserves and resources. For example, the estimation of reserves and resources involves a determination of economic recovery of minerals that are in the ground, which in turn requires that assumptions be made regarding their future price and the cost of recovery, as well as other factors that are beyond the control of Elk Valley Coal and NYCO. For these reasons, the actual mineral tonnage recovered from identified reserve areas or properties, and revenues and expenditures related to the exploitation of such reserves, may vary materially from estimates.  The estimates of reserves and resources, therefore, may not accurately reflect actual reserves and resources of Elk Valley Coal and NYCO.

The Trust’s profitability and therefore, the amount of cash available for distribution to unitholders, will depend substantially on Elk Valley Coal’s ability to mine coal deposits that have the geological characteristics that enable them to be mined at competitive costs. Replacement deposits may not be

Management's Discussion and Analysis	March 2006

available when required or may not be capable of being mined at costs comparable to those of the depleting mines. Elk Valley Coal will seek to replace its economic mineral holdings through exploration and development of currently owned properties and the acquisition of properties from third parties.  However, management may not be able to fully assess the geological characteristics of any properties that it acquires until after the acquisition, which may adversely affect the profitability and financial condition of Fording LP.

Elk Valley Coal and NYCO have extensive coal and wollastonite properties, respectively, that are undeveloped. Authorization from federal, provincial or state governments may be required before these properties can be brought into production. Access to such lands for mining purposes may be restricted by future legislation. Accordingly, there can be no assurance that Elk Valley Coal and NYCO will be able to obtain the necessary authorizations to develop resource properties in the future, and this may negatively affect the ability of the Trust to make future distributions to unitholders.

Operations in and Sales to Foreign Countries

Elk Valley Coal operates in Canada and sells its products to customers located around the world. NYCO operates in the United States and Mexico and sells products to customers located around the world. Operations and sales to customers in foreign countries result in added risks and uncertainties due to the different economic, political and cultural environments of those countries. Some of these risks include the potential for nationalization of foreign enterprises, expropriation of assets without adequate compensation, social unrest, political uprisings, trade barriers, capital flow controls and material changes in taxation.

New Applications for Wollastonite

The wollastonite market is currently in an oversupply position and has been for several years. Management believes that the oversupply situation will only be resolved if demand for wollastonite substantially increases, which management believes will not occur until further applications for this mineral are developed and there is market acceptance of the use of wollastonite in those applications. A failure to develop new applications for the use of wollastonite or a failure of consumers to accept the use of wollastonite in those applications would have a material adverse effect on NYCO’s growth.

PRODUCT HEALTH RISKS - NYCO

Tremolite asbestos has been classified by the International Agency for Research on Cancer as a Group 1 agent. This category is used when there is sufficient evidence of carcinogenicity when humans are exposed to the substance in certain circumstances. It was previously suspected that tremolite asbestos was present in one of the ore bodies mined by NYCO in the United States. However, testing of NYCO’s wollastonite products indicated that such products did not contain tremolite asbestos. In the event that NYCO’s wollastonite products were found to contain asbestiform tremolite, the demand for these products could materially decrease and NYCO could become exposed to liabilities, including workers’ compensation and product liability claims.

Tripoli, produced at American Tripoli under NYCO, is a type of crystalline silica that has been classified by the International Agency for Research on Cancer as a Group 1 agent. In the event that it is demonstrated that tripoli contributed to the development of cancer, the markets for this product would be very limited and American Tripoli could become exposed to workers’ compensation and product liability claims.

RISKS RELATED TO GOVERNMENT REGULATIONS

Government authorities regulate the mining industry to a significant degree, in connection with, among other things, employee health and safety, air quality standards, water pollution, groundwater quality and

Management's Discussion and Analysis	March 2006

availability, plant and wildlife protection, the reclamation and restoration of mining properties, and the discharge of materials into the environment. Such regulation can have a significant effect on Elk Valley Coal and NYCO’s costs of production and competitive position.

The Environment

The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the protocol, the Canadian Parliament has voted to ratify its participation in this agreement. The Kyoto Protocol came into force in Canada on February 16, 2005 after being ratified by enough signatory countries. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada’s current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

The government of Canada has initiated the development of regulations for greenhouse gas emissions through a formal notice of intent to regulate greenhouse gas emissions by Large Final Emitters (LFE) under parts 5 and 11 of the Canadian Environmental Protection Act (1999). The timetable for development indicated with the notice was to have at least part of the regulatory package ready for the first part of 2006. The operations of Elk Valley Coal are not currently classified as LFEs under this regulatory initiative, but this may change in the future.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. The operations of Elk Valley Coal depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. A significant proportion of Canada’s industrial sector faces a similar situation. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases, and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Elk Valley Coal’s products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s Kyoto ratification decision. However, the broad adoption by Kyoto signatory countries and others of emission limitations or other regulatory efforts to control greenhouse gas emissions could negatively affect in a material adverse way the demand for coal, oil and natural gas, as well as increase production and transportation costs.

Permits and Permitting Process

Mining companies must obtain numerous permits that strictly regulate environmental and health and safety matters. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, new permits required by Elk Valley Coal and NYCO to fully develop properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict the ability of Elk Valley Coal and NYCO to conduct mining operations or to do so profitably.

Accuracy of Liability Accruals

Elk Valley Coal and NYCO are subject to future liabilities and obligations in connection with matters such as pension plan and other post-retirement benefits, asset retirement obligations, reclamation obligations and other environmental liabilities. Each of Elk Valley Coal and NYCO has established accruals to reflect these obligations. However, the determination of the amounts that should be accrued is complex and may not fully reflect the magnitude of the liability. For example, the funding requirements of Elk Valley Coal’s and NYCO’s defined benefit pension plans and other post retirement benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect. In addition, Elk Valley Coal and NYCO have

Management's Discussion and Analysis	March 2006

obligations arising under federal and provincial environmental legislation in relation to future mine closures and land reclamation. These obligations are estimated based on permit requirements and various assumptions concerning costs and disturbed lands. These obligations are currently unfunded.

While Elk Valley Coal and NYCO believes that they have properly accrued, in accordance with GAAP in Canada, for the costs likely to be incurred in respect of  these  matters, there is no assurance that assumptions are correct or total liabilities and expenses for these matters will not increase in the future.  As a result, there is no assurance that additional liabilities or expenses related to these matters will not be incurred in the future and such additional liabilities could have a material adverse effect upon the funds available to the New Trust for distribution to Unitholders.

Assertion of Aboriginal Rights Claims

Section 35(1) of Canada’s 1982 Constitution Act states: “The existing aboriginal and treaty rights of the aboriginal peoples of Canada are hereby recognized and confirmed.” The Canadian courts have recognized that aboriginal peoples continue to have certain rights at law in respect of land used or occupied by their ancestors, and that these rights may vary from limited rights of use for traditional purposes to a right of aboriginal title. The courts continue to refine and define these rights over time, and in so doing the nature of the rights on the land base continue to change and evolve. In circumstances where no treaties exist, the courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights and title assertions through negotiation of treaties. In areas with and without treaties, the Crown owes a duty to consult and potentially accommodate for loss of traditional use rights where an activity on the land base is found to unjustifiably infringe on such a right.

In British Columbia, where five of the six mines owned by Elk Valley Coal are located, few treaties exist with aboriginal peoples. In the mid-1990s, the provincial and federal governments established the British Columbia Treaty Commission to facilitate negotiations to resolve outstanding aboriginal rights and title claims. Under this process, each aboriginal people files a statement of intent to negotiate, identifying the territory they claim as their traditional territory. Nearly all of the land in British Columbia has been identified as being part of a traditional territory for one or more groups of aboriginal peoples. It is not possible to predict with certainty the impact that future treaties or the absence of treaties may have on resource development in British Columbia. However, it is possible that any such future treaties, or the assertion of aboriginal rights and title outside the treaty process, may limit the ability of Elk Valley Coal to develop new projects or further develop existing properties.

In Alberta, where one of Elk Valley Coal’s mines is located, the province has treaty agreements with aboriginal peoples. In 2005 the province of Alberta published “The Government of Alberta’s First Nations Consultation Policy on Land Management and Resource Development”. It is not possible to predict with certainty the impact this new policy will have on the processes that are required for Elk Valley Coal to develop new projects or further develop existing properties in Alberta.

MANAGEMENT’S REPORT

MARCH 2, 2006

The accompanying consolidated financial statements and related financial information are the responsibility of management, have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.

Management has established systems of accounting and internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and produce reliable accounting records for the preparation of financial information. Policies and procedures are maintained to support the accounting and internal control systems and include an established code of business conduct.

The independent external auditors, PricewaterhouseCoopers LLP, have conducted an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards on behalf of the unitholders. The independent auditors have full and free access to the Audit Committee.

The Board of Trustees carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, all of whom are unrelated Trustees. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. The Audit Committee also recommends to the Board the independent auditors to be proposed to the unitholders for appointment. Interim consolidated financial statements are reviewed by the Audit Committee prior to release to the unitholders.

The consolidated financial statements are approved by the Board of Trustees on the recommendation of the Audit Committee.

JIM L. POPOWICH

R. JIM BROWN
PRESIDENT

VICE PRESIDENT AND

CHIEF FINANCIAL OFFICER

AUDITOR’S REPORT

TO THE UNITHOLDERS OF FORDING CANADIAN COAL TRUST

We have audited the consolidated balance sheets of Fording Canadian Coal Trust as at December 31, 2005 and 2004 and the consolidated statements of income, accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
CALGARY, ALBERTA, CANADA
MARCH 1, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Trust’s financial statements, such as the change described in note 3 to the financial statements. Our report to the unitholders dated March 1, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor’s report when the change is properly accounted for and adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS
CALGARY, ALBERTA, CANADA
MARCH 1, 2006

1

FORDING CANADIAN COAL TRUST
CONSOLIDATED BALANCE SHEETS
		As at December 31
(millions of Canadian dollars)	2005	2004

Assets

Current assets
Cash and cash equivalents	$100.1	$64.5
Accounts receivable	153.3	86.8
Inventory (note 5)	188.0	113.0
Prepaid expenses	3.5	2.6

	444.9	266.9

Capital assets (note 6)	695.2	635.8

Goodwill (note 10)	21.6	44.4

Other assets (note 7)	20.9	21.1

	$1,182.6	$968.2

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$116.2	$132.6
Income taxes payable	36.2	10.7
Distributions payable	235.2	63.7
Current portion of long-term debt	1.8	1.7

	389.4	208.7

Long-term debt (note 8)	215.2	205.2

Other long-term liabilities (note 9)	103.1	91.9

Future income taxes (note 10)	60.2	180.4

Commitments and contingencies (note 11)	-	-

	767.9	686.2

Unitholders' equity (note 12)

Trust units	359.4	357.7
Accumulated earnings	1,174.8	340.6
Accumulated cash distributions	(1,124.4)	(423.8)
Foreign currency translation adjustments	4.9	7.5

	414.7	282.0

	$1,182.6	$968.2

 The accompanying notes to the consolidated financial statements are an integral part of these statements.

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF INCOME AND LOSS

	Years ended December 31
(millions of Canadian dollars,	2005	2004	2003
except per unit amounts)		Restated	Restated

Revenues	$1,874.8	$1,167.2	$1,043.5

Expenses
Cost of product sold	497.4	454.4	448.8
Transportation	517.5	449.2	384.6
Selling, general and administration	30.7	32.8	25.9
Depreciation and depletion	52.3	60.7	61.1

	1,097.9	997.1	920.4

Income from operations	776.9	170.1	123.1

Other income (expense)
Interest expense	(11.3)	(12.8)	(15.1)
Gain (loss) on corporate reorganization (note 14)	5.4	(37.5)	48.7
Other income, net (note 15)	29.3	17.3	6.1

Income before taxes and
discontinued operations	800.3	137.1	162.8

Income tax (reversal) expense (note 10)	(33.9)	(13.0)	0.6

Income before discontinued operations	834.2	150.1	162.2

Discontinued operations (note 14)	-	-	78.7

Net Income	$834.2	$150.1	$240.9

Weighted average number of units
outstanding (millions) (note 12)	147.0	145.5	142.2

Basic and diluted earnings per unit
Before discontinued operations	$5.67	$1.03	$1.14
Net Income	$5.67	$1.03	$1.69

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS

Years ended December 31
(millions of Canadian dollars)	2005	2004	2003

Balance - beginning of year	$340.6	$190.5	$300.6

Net income	834.2	150.1	240.9
Repurchase of units/capital stock	-	-	(351.0)

Balance - end of year	$1,174.8	$340.6	$190.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

FORDING CANADIAN COAL TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31
	2005	2004	2003
(millions of Canadian dollars)		Restated	Restated

Operating activities
Net Income	$834.2	$150.1	$240.9
Items not using (providing) cash:
Depreciation and depletion	52.3	60.7	62.5
Loss (gain) on disposal of assets	0.3	0.2	(202.8)
Provision for asset retirement obligations	3.1	3.1	2.8
Future income taxes (reversal)	(97.2)	(31.3)	34.3
Unrealized foreign exchange on long-term debt	(8.1)	(0.3)	-
Loss (gain) on reduction of interest in Elk Valley Coal	(6.1)	35.2	-
Gain on issuance of partnership interest	(27.2)	-	-
Non-controlling interest	3.9	-	-
Income from change in inventory valuation	-	(10.8)	-
Other items, net	0.6	0.2	0.7

	755.8	207.1	138.4
Decrease (increase) in non-cash working capital (note 16)	(123.0)	62.1	35.9

Cash from operating activities	632.8	269.2	174.3

Investing activities
Additions to capital assets	(120.7)	(72.8)	(20.4)
Proceeds on disposal of assets	1.5	1.1	362.8
Proceeds from issuance of partnership interest (note 9)	36.4	-	-
Cash payment for Luscar/CONSOL assets	-	-	(12.3)
Other investing activities, net	(2.2)	12.2	(8.1)

Cash from (used in) investing activities	(85.0)	(59.5)	322.0

Financing activities
Distributions (note 16)	(529.0)	(196.7)	(163.4)
Increase (decrease) in long-term debt	18.1	(101.1)	165.0
Issuance of units, net	1.7	100.4	12.3
Decrease in bank indebtedness	-	-	(1.1)
Repurchase of units/capital stock	-	-	(377.1)
Payments under the Arrangement	-	-	(75.3)
Other financing activities, net	(3.0)	(0.3)	(4.2)

Cash used in financing activities	(512.2)	(197.7)	(443.8)

Increase in cash and cash equivalents	35.6	12.0	52.5

Cash and cash equivalents - beginning of year	64.5	52.5	-

Cash and cash equivalents - end of year	$100.1	$64.5	$52.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to Audited Consolidated Financial Statements	March 2006

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust existing under the laws of the Province of Alberta. It was created pursuant to a Declaration of Trust and formed in connection with a Plan of Arrangement effective February 28, 2003 (the Arrangement).

These consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the Arrangement (Old Fording). All assets and liabilities are recorded at historical cost.

On its formation and prior to August 24, 2005, the Trust held all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. (the Corporation). The Corporation is the successor to Fording Coal Limited/Les Charbons Fording Limitee and Old Fording. The Corporation was continued under the CBCA as 4123212 Canada Ltd. but changed its name to “Fording Inc.” as part of the Arrangement.

The Arrangement also created the Elk Valley Coal Partnership (Elk Valley Coal), accounted for as a joint venture by the Trust that combined the metallurgical coal mining operations and assets formerly owned by Old Fording, Teck Cominco Limited and/or its affiliates (Teck Cominco) and the Luscar/CONSOL Joint Ventures.  At the date of the Arrangement the Corporation held a 65% interest in Elk Valley Coal. At that time, the remaining 35% interest in Elk Valley Coal was held by Teck Cominco.

References in the financial statements to Elk Valley Coal are either to Elk Valley Coal Partnership or to the Trust’s Elk Valley Coal segment as the context requires. The Elk Valley Coal segment includes the Trust’s interest in the Elk Valley Coal Partnership and certain financial transactions of the Trust’s subsidiaries that relate to the segment such as foreign currency hedging activity and mineral taxes.

The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceed certain target levels. Teck Cominco’s interest in Elk Valley Coal increased from 35% to 38% effective April 1, 2004 and increased to 39% effective April 1, 2005. Teck Cominco’s interest in Elk Valley Coal will increase to 40% effective April 1, 2006. The change in interest resulted in a pro-rata reduction in the Trust’s share of all of the assets and liabilities of Elk Valley Coal and a charge to earnings of $32.1 million over the two years ended December 31, 2005 reduced by additional distribution entitlements expected through March 31, 2006.

The Corporation also held a 100% interest in NYCO, which prior to the Arrangement was a wholly owned subsidiary of Old Fording. NYCO mines and processes wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.

Effective August 24, 2005, the Trust reorganized its structure pursuant to a plan of arrangement, (the Reorganization) under which substantially all of the assets of the Corporation were transferred to a new entity, Fording Limited Partnership, and the Trust. The Reorganization created a flow-through structure under Canadian income tax laws whereby the Trust directly and indirectly owns all of the partnership interests of Fording Limited Partnership (Fording LP), which holds the partnership interests in Elk Valley Coal previously held by the Corporation. Also, the Trust now directly and indirectly owns all of the securities of NYCO previously held by the Corporation.

These financial statements reflect the results of operations and cash flows of Old Fording for the period January 1 to February 28, 2003 and the results of operations and cash flows of the Trust thereafter. Due to the Arrangement, conversion into an income trust, the change in the Trust’s interest in Elk Valley Coal and the Reorganization certain information included in the consolidated financial statements for prior periods may not be directly comparable.

Notes to Audited Consolidated Financial Statements	March 2006

2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Trust and its subsidiaries, all of which are wholly owned. The material differences between Canadian and United States generally accepted accounting principles as they apply to the Trust are discussed in note 19.

A significant portion of the Trust’s results are from activities conducted on a joint-venture basis. The consolidated financial statements reflect the Trust’s proportionate interest in such ventures, as disclosed in note 16. A joint venture is an economic activity resulting from a contractual arrangement whereby two or more venturers jointly control the economic activity. Joint control of an economic activity is the contractually agreed sharing of the continuing power to determine its strategic operating, investing and financing policies.

MEASUREMENT UNCERTAINTY

The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. The most significant estimates relate to capital assets, including reserves, goodwill, asset retirement obligations, employee future benefits and, prior to the Reorganization, future income tax assets and liabilities, together with their attendant impact on earnings. Other estimates relate to accounts receivable (doubtful accounts), inventory (obsolescence) and accounts payable, accrued liabilities and other obligations of the Trust and its subsidiaries.

Depreciation and depletion of capital assets are dependent upon estimates of useful lives of buildings and equipment and reserve estimates, both of which are determined with the exercise of judgement. The assessments of any impairment of capital assets and goodwill are dependent upon estimates of fair value that take into account factors such as reserves, economic and market conditions and the useful lives of assets. Asset retirement obligations are recognized in the period in which they arise and are stated as the fair value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Employee future benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect.

CASH AND CASH EQUIVALENTS

Temporary investments with maturities of three months or less at the time of purchase are considered to be cash equivalents and are recorded at cost, which approximates market value.

ACCOUNTS RECEIVABLE

Periodically, trade accounts receivable are sold, at a discount, for cash such that ownership of the accounts receivable is transferred to the purchaser. No interests are retained in the accounts receivable other than the deductible associated with trade credit insurance and any obligations arising from commercial disputes with respect to the product sold. The accounts receivable are sold at a discount that reflects a financing rate from the time of the sale to the date of maturity of the account receivable. The accounts receivable are removed from the balance sheet, and the discount is charged to earnings, when sold and consideration is received. Any provision for the trade credit insurance deductible is considered together with the allowance for doubtful collection of unsold accounts receivable.

Notes to Audited Consolidated Financial Statements	March 2006

INVENTORY

Product and raw minerals inventory are valued at the lower of average cost and net realizable value. Average cost includes direct and indirect expenses associated with extracting and processing minerals from the mines, as well as certain allocated expenses such as depreciation and overhead. Net realizable value is the average expected difference between the average selling price for the finished product less the costs to get the product into saleable form and to the selling location.

Stores and materials inventory represents consumable spare parts on hand. This is valued at the lower of actual cost, or net realizable value. Actual costs represent the delivered price of the item. Net realizable value, if held for use, is actual cost less any provision for obsolescence. If held for sale, net realizable value is the fair market value of the parts less any costs associated with their disposal.

CAPITAL ASSETS

Land, buildings and equipment are recorded at cost, and maintenance and repairs of a routine nature are expensed as incurred. Buildings are depreciated on the straight-line basis over their useful lives, ranging from 15 to 40 years. Equipment is depreciated on the straight-line basis over its useful life, determined by the number of hours expected to be in operation, which ranges from 5 to 35 years.

Mineral properties and development include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is provided using a unit-of-production method based upon the proven and probable mineral reserve position of the mine at the beginning of the year. Development costs incurred to expand the capacity of operating mines, to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and charged to operations on a unit-of-production method based upon proven and probable mineral reserves.

Exploration costs are charged to earnings in the period in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves have been established, in which case they are capitalized. Upon commencement of production, these capitalized costs are charged to operations on a unit of production method based upon proven and probable mineral reserves.

When the net carrying value of a capital asset, less its related asset retirement obligation net of related future income taxes, exceeds the estimated undiscounted future net cash flows together with its residual value, the asset is written down to its fair value. Capital assets are tested for impairment whenever events or circumstances indicate the carrying amount may not be recoverable.

GOODWILL

Goodwill is the excess of the cost of the acquired investment over the fair value amounts assigned to the assets acquired and liabilities assumed. Goodwill is tested for impairment annually in the second quarter or when an event or circumstance occurs that would indicate that the asset may be impaired. Any impairment loss is recognized in current period earnings.

RESEARCH AND DEVELOPMENT

Research costs are charged to earnings in the period in which they are incurred.

Development costs related to products and processes for which the technical and economic feasibilities are established are deferred until commercial production or until the process is in use, at which point they are amortized over the useful life of the asset.

Notes to Audited Consolidated Financial Statements	March 2006

CAPITALIZED INTEREST

Interest is capitalized on major capital projects under development based on the borrowing rate related to the project or the average cost of borrowing.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred or revised and amortized to earnings over the asset’s estimated useful life. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the accumulated obligation. The asset retirement obligation is reviewed by management annually and revised for changes in future estimated costs and regulatory requirements.

FOREIGN CURRENCY TRANSLATION

Transactions denominated in a foreign currency are translated at the exchange rate in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at period-end exchange rates and any gain or loss is charged to earnings, except when hedged.

The functional currency and therefore the unit of measure of the NYCO operations is the U.S. dollar. The financial statements of the Mexican operations are remeasured from Mexican pesos into U.S. dollars using the year-end exchange rate for monetary assets and liabilities, and the historical exchange rates for non-monetary assets and liabilities. Foreign currency revenues and expenses are remeasured at the exchange rate in effect on the dates of the related transactions, except for provisions for depreciation and depletion, which are remeasured on the same basis as the related assets. Foreign currency transaction gains and losses are included in income immediately.

The United States dollar accounts of the NYCO operations are translated into Canadian dollars, the reporting currency of the Trust, using the current rate method. Assets and liabilities are translated using the year-end exchange rates for assets and liabilities, and revenues and expenses are translated at the average exchange rates in effect for the year. Exchange gains or losses arising from translation are recorded in unitholders’ equity as foreign currency translation adjustments.

FINANCIAL INSTRUMENTS

The Trust utilizes financial instruments, including derivative instruments, to manage its foreign currency exposure to changes in the U.S. dollar exchange rate. The Trust’s policy is to not employ financial instruments for trading or speculative purposes. The Trust formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions.

Hedge accounting is used when there is a high degree of effectiveness between changes in cash flows of the financial instrument and the cash flows of the hedged item. The effectiveness of the hedging relationship which is defined as a close correlation of cash flows hedging instrument and the hedged item is formally assessed and documented.

Financial instruments accounted for as hedges are not recognized in the consolidated balance sheets. The gains and losses on these financial instruments are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the financial instrument is settled. The gain or loss is netted against the item that was hedged. Gains and losses resulting from any ineffective hedging relationships are accrued and included in earnings.

Notes to Audited Consolidated Financial Statements	March 2006

REVENUE RECOGNITION

Sales revenues are recognized when the risks and rewards of ownership pass to the customer. For coal sales, this occurs when the coal is either loaded onto a train or an ocean going vessel or when it is unloaded at the final destination, depending on the terms of the sales contract. NYCO revenues are recognized upon shipment to customers from the plant or warehouse.

INCOME TAXES

Future tax assets and liabilities are based on differences between the value of assets and liabilities in the financial statements and their values for provincial mineral tax and Crown royalty purposes, using substantially enacted tax and royalty rates. The effect of changes in the provincial mineral tax and Crown royalty rates on future income tax assets and liabilities is recognized in the period that the change occurs. A future tax asset is recognized if it is more likely than not to be realized.

The Reorganization of the Trust created a flow-through structure under Canadian income tax laws. Accordingly, the Trust does not recognize any future Canadian corporate income tax assets or liabilities on temporary differences.

STOCK-BASED COMPENSATION

The fair-value method of accounting for stock-based compensation related to unit options was adopted for all awards granted, modified or settled on or after January 1, 2003. No options have been granted since the Arrangement.

A unit equivalent plan is in place for Trustees and Directors, who can receive a portion of their compensation in unit equivalents. The unit equivalents when granted are valued using the five-day weighted average trading price of a unit immediately preceding the award date and vest over a one-year period. The vested unit equivalents are re-valued quarterly based on the closing price of the units trading on the Toronto Stock Exchange and an equivalent charge to earnings is made at this time. Unit equivalents are paid in cash.

EMPLOYEE FUTURE BENEFITS

The costs of pensions and other post-retirement benefits (primarily health care and life insurance) are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected costs. The expected return on plan assets is estimated based on the fair value of plan assets. The projected benefit obligation is discounted using a market interest rate for high quality corporate debt instruments at year end.

For defined benefit pension plans, employee future benefit expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments, and the amortization of actuarial gains or losses when they exceed 10% of the greater of the benefit obligation and the related market value of plan assets. The amortization period for adjustments and net actuarial gains or losses is the expected average remaining service lives of employees covered by the various plans.

Contributions to defined contribution pension plans are expensed when the benefits are earned.

The costs of post-retirement benefits, other than pensions, are recognized on an accrual basis over the estimated remaining service lives of employees.

Notes to Audited Consolidated Financial Statements	March 2006

RECLASSIFICATION

Certain prior years’ figures have been reclassified to conform to the presentation adopted in 2005.

3.  CHANGES IN ACCOUNTING POLICIES

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the Trust adopted the CICA Handbook Section 3110, “Asset Retirement Obligations”, and applied the recommendations retroactively. This standard focuses on the recognition, measurement and disclosure of legal obligations and costs associated with the retirement of long-lived capital assets that result from the acquisition, construction, development or normal operation of those assets.

As a result of the retroactive adoption of this standard, opening accumulated earnings increased $8.8 million and 2003 net income decreased $2.3 million

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

CICA Handbook Section 1100, “Generally Accepted Accounting Principles”, became effective for the Trust January 1, 2004. This standard focuses on what constitutes Canadian generally accepted accounting principles and its primary sources. Two accounting practices were changed to correspond to guidance with the primary sources of generally accepted accounting principles.

Revenues are now reported without deductions for sales commissions and freight costs. Commissions are included in selling, general and administration costs and transportation costs are included in that caption on the consolidated statement of income. Revenues continue to be shown net of such items as trade or volume discounts, the benefits or costs of foreign currency hedging activities, returns and allowances, and claims for damaged goods. This change in classification has no impact on earnings or cash available for distribution and the comparative figures have been restated to conform to the presentation adopted. Previously, revenues for certain sales transactions were reported net of sales commissions and related transportation costs in order to report net revenues on a basis consistent with the majority of sales transactions.

Depreciation and depletion are now included in the carrying value of inventory. The transitional provisions of adopting this standard require prospective application of changes in accounting policies.  Accordingly, effective January 1, 2004, product and raw material inventory increased $10.8 million to include the cost of depreciation and depletion, with the corresponding credit included in earnings. Previously, depreciation and depletion were treated as period costs.

NON-MONETARY TRANSACTIONS

CICA Handbook section 3831, “Non-Monetary Transactions”, will be applicable to the Trust commencing with its 2006 fiscal year. The Trust’s current operations will not be materially affected by these recommendations.

STRIPPING COSTS IN THE MINING INDUSTRY

The CICA Emerging Issues Committee has issued Draft Abstract D56, “Accounting for Stripping Costs in the Mining Industry”, which, if adopted in its current form, will require the Trust to change its accounting policy with respect to in-process raw coal. The Trust currently considers raw coal exposed in the mining bench and stockpiled in the pit to be in-process inventory. This in-pit raw coal accounts for $31.8 million of total in-process raw coal inventory at the end of 2005. In-pit raw coal is not considered to be extracted from the mine under the Draft abstract and, accordingly, would not be considered inventory. Cash

Notes to Audited Consolidated Financial Statements	March 2006

available for distribution will not be affected by the accounting change. However, net income will be reduced upon adoption of the policy as existing in-pit raw coal is processed and sold and as costs otherwise associated with in-pit raw coal inventories are treated as current period costs.

FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME

CICA Handbook section 3855, “Financial Instruments – Recognition and Measurement”, section 3865, “Hedges”, and section 1530, “Comprehensive Income”, will be applicable to the Trust commencing with its 2007 fiscal year. Conceptually comprehensive income will include on the income statement all the changes in the net assets of the Trust for a period, other than changes attributable to transactions with owners.

4.  CASH AVAILABLE FOR DISTRIBUTION

Cash available for distribution is the term used by the Trust to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust.

Although the Trust uses cash available for distribution (referred to as “Distributable Cash” in the Declaration of Trust) it is not a term recognized by generally accepted accounting principles in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution when used in this document and other Trust disclosures, may not be comparable to similarly named measures presented by other trusts.

Generally, cash available for distribution refers to all of the cash received by the Trust from its direct and indirect investments in Elk Valley Coal and NYCO, less specified costs of the Trust. Cash available for distribution is derived from cash flows from the operations of the Trust’s subsidiaries, including its proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management and is reviewed by the Board of Directors of Fording (GP) ULC as managing partner of Fording LP. Reserves, which are a discretionary decision of the Trust and its subsidiaries, and of Elk Valley Coal, may be established that would reduce cash available for distribution, in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such allocations must be authorized by special resolution of the partners and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.

The cash available for distribution from the Trust’s investments and the distributions made by the Trust in the past three years is set forth in the following table.

Notes to Audited Consolidated Financial Statements	March 2006

			10 months
	Year ended	Year ended	ended
	December 31	December 31	December 31
(millions of Canadian dollars)	2005	2004	2003*

Cash flows from operating activities	$632.8	$269.2	$229.6
Add (deduct):
Decrease (increase) in non-cash working capital	123.0	(62.1)	(99.5)
Sustaining capital expenditures, net	(40.7)	(27.2)	(8.7)
Capital lease payments	(2.2)	(0.7)	(1.3)
Other	8.7	3.0	(1.2)
Cash reserve	-	-	-

Cash available for distribution	721.6	182.2	118.9

Special payment under the Arrangement	-	-	70.0
Benefit of reduction of inventory	-	-	39.8

Distributable Cash	$721.6	$182.2	$228.7

Distributions declared	$700.6	$213.5	$210.3

Cash (under) over distributed	$(21.0)	$31.3	$(18.4)

* The period from the formation of the Trust to December 31, 2003.

In 2003, two events provided additional sources of cash available for distribution to unitholders. A $70 million special payment was made under the Arrangement and the reduction of clean coal product inventory to more normal operating levels generated $39.8 million.

5.  INVENTORY

		As at December 31
(millions of dollars)	2005	2004

Product and raw minerals	$149.8	$77.9
Stores and materials	38.2	35.1

	$188.0	$113.0

6.  CAPITAL ASSETS

(millions of Canadian dollars)			As at December 31, 2005

		Accumulated	Net book
	Cost	Amortization	Value

Land, buildings and equipment	$892.9	$492.6	$400.3
Mineral properties and development	413.8	122.3	291.5
Capital leases	3.7	0.3	3.4

	$1,310.4	$615.2	$695.2

Notes to Audited Consolidated Financial Statements	March 2006

(millions of Canadian dollars)		As at December 31, 2004

		Accumulated	Net book
	Cost	Amortization	Value

Land, buildings and equipment	$792.9	$461.1	$331.8
Mineral properties and development	412.6	109.6	303.0
Capital leases	1.6	0.6	1.0

	$1,207.1	$571.3	$635.8

At December 31, 2005, $10.2 million (2004 - $60.8 million) was capitalized for reserves, equipment and coal deposits located on properties not currently being mined, which are not being amortized. During the year, $nil (2004 – $0.9 million) interest was capitalized for projects under construction.

7.  OTHER ASSETS

		As at December 31
(millions of Canadian dollars)	2005	2004

Long-term receivables	$8.0	$9.6
Accrued pension benefits (note 9)	9.5	8.2
Deferred charges	1.1	1.2
Other	2.3	2.1

	$20.9	$21.1

8.  LONG-TERM DEBT AND BANKING FACILITIES

		As at December 31
(millions of Canadian dollars)	2005	2004

Long-term debt
Five-year bank credit facilities:
U.S. $167.0 million in LIBOR rate loans
with interest rates varying from 4.8% to 5.1%	$194.7	$-
Prime rate loan
bearing interest at 5.0%	15.6	-
Term variable rate bank loans
with interest rates varying from 5.6% to 6.3%	-	201.0

Other debt
Equipment financing due 2009
bearing interest at 5.1%	3.9	5.2
Capital lease obligations expiring in 2010
with interest rates varying from 5.3% to 5.5%	2.8	0.7

	217.0	206.9

Less current portion	(1.8)	(1.7)

	$215.2	$205.2

Notes to Audited Consolidated Financial Statements	March 2006

The Trust and Elk Valley Coal together have a $550.0 million five-year revolving bank credit facility with a syndicate of banks. The banks have committed $400.0 million to the Trust and $150.0 million to Elk Valley Coal; the borrowings can be an equivalent amount in Canadian or U.S. dollars. The five-year facility is currently due February 10, 2011, and may be extended annually for one additional year at the request of the borrowers and with the concurrence of the banking syndicate. The facility may be utilized for borrowings and to issue letters of credit or guarantee. The forms of borrowings are at the discretion of the borrowers.  Short-term borrowings may be rolled over at the sole discretion of the borrowers, except if an event of default has occurred in which case the maximum period is one month. The Trust’s borrowings are currently in the form of U.S. dollar LIBOR rate loans and Elk Valley Coal’s borrowings are currently in the form of a prime rate loan. The facility requires no repayments until its due date.

The Trust’s borrowings under the facility are supported by an unsecured guarantee of Elk Valley Coal (which is limited in recourse to a partner’s interest in Elk Valley Coal except for Fording LP) and a security agreement over Fording LP’s interest in Elk Valley Coal. Elk Valley Coal’s borrowings are supported by an unsecured guarantee of the Trust. A default by either the Trust or Elk Valley Coal triggers a default under the facility.

On February 10, 2006 an amending agreement to the credit facility was signed whereby the syndicate of banks agreed to increase the facility to $600.0 million by increasing the amount committed to Elk Valley Coal to $200.0 million.

At December 31, 2005, the Trust’s share of other uses of bank facilities and unused lines of credit are summarized in the following table:

		As at December 31
(millions of Canadian dollars)	2005	2004

Other use of bank credit facilities
Issued and outstanding letters of credit
and guarantee:
The Trust	$0.1	$0.1
Elk Valley Coal	48.7	42.7

	$48.8	$42.8

Unused bank credit facilities
The Trust	$205.2	$198.9
Elk Valley Coal	25.7	47.3

	$230.9	$246.2

Elk Valley Coal also has a facility with a member of the banking syndicate to allow for the sale of accounts receivable. See note 11.

Notes to Audited Consolidated Financial Statements	March 2006

9.  OTHER LONG-TERM LIABILITIES

	As at December 31
(millions of Canadian dollars)	2005	2004

Asset retirement obligations	$70.6	$68.9
Pension and other post-retirement benefits	23.1	21.4
Non-controlling interest	7.8	-
Other, net	1.6	1.6

	$103.1	$91.9

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are based on the fair value of known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The estimated costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas as those areas become available for reclamation. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. These obligations are funded from cash from general resources at the time reclamation work is completed.

The following table presents the reconciliation of asset retirement obligations:

	As at December 31
(millions of Canadian dollars)	2005	2004

Balance - beginning of year	$68.9	$58.1
Liabilities incurred	1.6	12.3
Liabilities settled	(2.5	(1.1)
Accretion expense	4.2	4.2
Revision in estimated cash flows	(3.2	-
Other	1.6	(4.6)

Balance - end of year	$70.6	$68.9

Asset retirement obligations and costs are periodically reviewed by management and are revised for changes in future estimated costs and regulatory requirements. The total undiscounted amount of the estimated obligation is $136.7 million (2004 - $135.1 million), which using a credit adjusted risk-free rate of 6.8%, results in a discounted obligation of $70.6 million at December 31, 2005.

Notes to Audited Consolidated Financial Statements	March 2006

PENSION AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS

	As at December 31
(millions of dollars)	2005	2004

Pensions	$10.0	$9.2
Other post retirement benefits	13.1	12.2

	$23.1	$21.4

Substantially all employees participate in either a defined benefit or defined contribution pension plan.

There are several defined contribution plans which provide for some matching by the employees; some of these plans permit voluntary contributions to be made by the employees. Two of these plans are for NYCO’s operations in the United States and the remaining relate to Elk Valley Coal. The cost of these plans for the year ended December 31, 2005 was $2.8 million (2004 - $2.4 million; 2003 - $1.9 million), which includes the employer contributions and payments of fees to third party service providers. There have been no significant changes to these plans which would affect the comparability to prior year’s compensation expense.

There are six defined benefit plans, all of which do not require employee contributions, although two allow for limited voluntary employee contributions. Three of these plans are for Elk Valley Coal while the other three relate to NYCO’s operations in the United States. The benefits are determined using two alternative methodologies depending on the plan. Under the “best average pay” plans the pension benefit is determined by applying a formula to the best average earnings over a given period. Under the “flat benefit” plans, the pension benefit is a fixed dollar amount per month for each year of service. For accounting purposes the accrued benefit obligation and fair market value of plan assets are measured at December 31, 2005

Under the applicable legislation, actuarial valuations are to be completed on a three year cycle in Canada, and annually in the U.S. The purpose of the actuarial valuation is to confirm the actuarial liability relating to members in the plan and establish the minimum contributions that are required to be made in order to fund the plan from the date of the actuarial valuation to the effective date of the next actuarial valuation. Two of the Elk Valley Coal defined benefit plans had actuarial valuations completed as at December 31, 2003. The third Elk Valley Coal plan and the three defined benefit pension plans related to NYCO’s operations will be completed as at December 31, 2005.

Investment strategies support the objectives of each defined benefit pension plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective is to achieve an annual return on plan assets over a four-year period equal to at least the general inflation rate plus 4.0%. An asset allocation mix has been developed for each defined benefit pension plan in order to achieve this objective. The plan assets are monitored quarterly and rebalanced when the asset classes exceed their target asset allocations. Reviews of the investment guidelines for each plan are undertaken annually and portfolio and investment managers’ performance is monitored quarterly.

The assets of Elk Valley Coal’s and NYCO’s defined benefit pension plans are managed by pension fund managers under the oversight of their respective pension committees.

Notes to Audited Consolidated Financial Statements	March 2006

Defined benefit pension expense includes the following components:

	Years ended December 31
(millions of dollars)	2005	2004	2003

Current service cost of benefits earned by employees in the period	$5.1	$4.6	$4.2
Interest cost on projected benefit obligation	8.5	8.1	7.2
Actual return on pension fund assets	(13.1)	(12.7)	(12.3)
Difference between actual and expected rate of
return on plan assets	4.9	5.8	6.2
Amortization of actuarial losses	1.2	0.6	0.7
Amortization of past service costs	0.7	0.8	0.8
Other	-	-	0.1

Net pension expense	$7.3	$7.2	$6.9

The “corridor approach” is used to account for the deferral and amortization of certain actuarial gains or losses. If this methodology was not employed, the following expense would represent the net pension expense on the income statement:

	Years ended December 31
(millions of dollars)	2005	2004	2003

Net pension expense above	$7.3	$7.2	$6.9

Amounts deferred for later recognition:
Difference between expected and actual return on plan assets	(4.9)	(5.8)	(6.2)
Amortization of past service costs	(0.7)	(0.8)	(0.8)
Difference between amortization of actuarial losses (gains)
and actuarial losses (gains) incurred	24.8	21.1	(1.0)

	$26.5	$21.7	$(1.1)

Notes to Audited Consolidated Financial Statements	March 2006

Information about the defined benefit pension plans, in aggregate, is as follows:

	Years ended December 31
(millions of dollars)	2005	2004

Change in benefit obligations

Benefit obligations - beginning of year	$139.8	$118.1
Actuarial revaluation	-	10.0
Current service cost	5.1	4.6
Interest cost	8.5	8.1
Benefits paid	(5.4)	(5.3)
Decrease of discount rate	26.0	10.6
Other	(0.5)	(6.3)

Benefit obligations - end of year	173.5	139.8

Change in fund assets

Fair value of fund assets - beginning of year	112.6	101.4
Actual return on fund assets	13.1	12.7
Employer contributions	8.0	9.4
Benefits paid	(5.4)	(5.3)
Other	(0.6)	(5.6)

Fair value of fund assets - end of year	127.7	112.6

Funded status - plan deficit	(45.8)	(27.2)
Unamortized prior service cost	1.2	2.0
Unamortized net actuarial loss	44.1	24.2

Accrued benefit liability	$(0.5)	$(1.0)

Represented by:
Accrued benefit assets (note 7)	$9.5	$8.2
Accrued pension liability	(10.0)	(9.2)

	$(0.5)	$(1.0)

Included in the above accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of the defined benefit pension plans that are not fully funded:

	As at December 31
(millions of dollars)	2005	2004

Benefit obligation	$(163.2)	$(130.5)
Fair value of fund assets	115.5	101.0

Funded status - plan deficit	$(47.7)	$(29.5)

Notes to Audited Consolidated Financial Statements	March 2006

Pension fund assets consist of the following based on fair market values:

	As at December 31
(million of dollars)	2005	2004

Cash and cash equivalents	$3.4	$6.5
Fixed income	47.4	34.9
Canadian equity	36.7	37.5
U.S. equity	24.2	21.9
European, Australian and Far East equity	16.0	11.8

	$127.7	$112.6

Included in the above defined benefit pension assets are investments in Teck Cominco and the Trust made by fund managers in the normal course of investing activities, which represent 0.4% of the total fair market value at December 31, 2005 (2004 – 0.6%).

Annual contributions to the defined benefit pension plans are made on the basis of not less than the minimum amounts required by legislation.  Based on the latest actuarial valuation reports and applicable legislation, contributions of $8.0 million (2004 - $9.4 million) were made to the defined benefit pension plans for the year ending December 31, 2005 including $2.4 million in voluntary employer contributions.  Expected contributions for 2006 are $14.8 million which reflects the minimum amount required by legislation and a voluntary employer contribution of $8.3 million.

Estimated benefit payments for each of the next 5 years through 2010 and the aggregate of the five years thereafter are as follows:

		Other
	Pension	Post - Retirement
(in millions of dollars)	Benefits	Benefits

2006	$5.2	$0.5
2007	5.9	0.6
2008	6.6	0.7
2009	7.3	0.8
2010	8.1	0.9
2011 to 2016	55.9	7.8

Notes to Audited Consolidated Financial Statements	March 2006

In addition to pension benefits, other post retirement benefits including health care and life insurance benefits are provided for retired employees, depending upon their respective terms of employment. These other post-retirement benefits are unfunded. For the year ended December 31 2005, the net costs of other post-retirement benefits that are included in selling, general and administration expense amounted to:

	Years ended December 31
(millions of dollars)	2005	2004	2003

Current service costs	$0.9	$0.7	$0.4
Interest costs on projected benefit obligation	0.8	0.9	0.6
Changes to post retirement benefits available	-	-	(0.7)
Changes resulting from the Arrangement	-	-	(0.8)

	$1.7	$1.6	$(0.5)

A one percentage point change in health care costs would have the following impact on the components of other post-retirement benefit obligations:

(millions of dollars)	1% increase	1% decrease

Increase (decrease) in total service and interest cost	$0.1	$(0.1)
Increase (decrease) in benefit obligation	$0.9	$(0.7)

Actuarial assumptions used to calculate the defined benefit pension expense and benefit obligations and to calculate other post-retirement benefit expense and obligations are:

	Years ended December 31
	2005	2004	2003

Discount rate for plan expense	6.0%	6.5%	6.5%
Discount rate for plan obligations	5.0%	6.0%	6.5%
Projected future salary increases	4.0%	4.0%	3.0%
Expected rate of return on fund assets	7.3%	6.5%	6.5%
Projected health care cost increases:
Provincial	3.0%	3.0%	3.0%
Extended care	9.5%	10.0%	10.5%
Assumed health care cost trend rate*	9.5% to 5%	10.0% to 5%	10.5% to 5%

* Ultimate trend rate expected to be achieved in 2015

The expected long-term rate of return on fund assets is developed based on projected returns for each asset class, as well as the target asset allocation of the pension portfolio.

Notes to Audited Consolidated Financial Statements	March 2006

NON-CONTROLLING INTEREST

Effective August 1, 2005 Elk Valley Coal executed an agreement with two steel producers under which each of the steel producers acquired a 2.5% equity investment in the Elkview Mine Limited Partnership. The proceeds on the issuance of the equity investment were U.S. $50.0 million ($60.7 million Canadian), of which the Trust’s share was $36.4 million and resulted in a dilution gain of $27.2 million.

10.  INCOME TAXES

Income tax expense is made up of the following components:

	Years ended December 31
(millions of Canadian dollars)	2005	2004	2003

Current income taxes:
Canadian corporate income taxes	$3.9	$2.6	$5.7
Provincial mineral taxes and Crown royalties	58.7	11.7	14.6
Foreign income taxes	0.7	4.0	2.3
	63.3	18.3	22.6
Future income tax (reversal) expense:
Canadian corporate income taxes	(128.3)	(31.4)	(20.9)
Provincial mineral taxes and Crown royalties	31.3	1.8	(1.2)
Foreign income taxes and other	(0.2)	(1.7)	0.1
	(97.2)	(31.3)	(22.0)

Total income tax (reversal) expense	$(33.9)	$(13.0)	$0.6

Prior to the Reorganization, income tax expense had consisted of current and future Canadian corporate income taxes, provincial mineral taxes and Crown royalties, and foreign income taxes. Coincident with the Reorganization and the creation of a flow-through structure under Canadian income tax laws, the Trust reversed its accumulated future Canadian corporate income taxes of $164.3 million. The Trust no longer recognizes future Canadian corporate income tax assets or liabilities on temporary differences.

Notes to Audited Consolidated Financial Statements	March 2006

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense. The classification of reconciling items in the table has been restated to conform to the presentation adopted in 2005:

	Years ended December 31
(millions of Canadian dollars)	2005	2004	2003

Expected income tax expense at Canadian statutory tax
rate of 38.7% (2004 - 40.5%; 2003 - 40.6%)	$310.0	$55.5	$66.0

Increase (decrease) in taxes resulting from:
Loss on reduction of interest in Elk Valley Coal	(3.7)	15.2	(29.2)
Allocation of Elk Valley Coal net income to the Trust	(231.6)	(79.3)	(56.8)
Provincial mineral taxes and Crown royalties	89.9	16.7	14.6
Resource allowance	(26.1)	(13.9)	(13.7)
Gain on issuance of partnership interest	(10.6)	-	-
Reversal of future income taxes	(164.3)	-	-
Reduction in tax rate	-	-	(26.5)
Recognition of previously unrecorded tax losses	-	(20.2)	15.1
Foreign tax rate differentials	-	0.9	0.9
Other	2.5	12.1	30.2

Income tax (reversal) expense	$(33.9)	$(13.0)	$0.6

The temporary difference comprising the future income tax assets and liabilities are as follows:

	As at December 31
(millions of Canadian dollars)	2005	2004

Future income tax assets
Liabilities carrying value in excess of tax or royalty basis	$-	$6.4
Asset retirement obligations	7.0	25.0
Canadian tax loss carryforwards	-	35.1
Other	-	8.6

Future income tax assets	7.0	75.1

Future income tax liabilities
Capital assets carrying value in excess of tax or royalty basis	46.9	237.2
Other	20.3	18.3

Future income tax liabilities	67.2	255.5

Net future income tax liabilities	$60.2	$180.4

During the year Elk Valley Coal recognized a future provincial mineral tax asset of $22.8 million. The recognition of this asset reduced goodwill by the same amount as it was unrecognized at the time of the Arrangement. This asset was drawn down by $9.7 million during the year.

A foreign subsidiary has income tax loss carry forwards of $48.4 million, which expire in the years 2008 through 2010. No future tax asset has been recorded for the loss carry forwards on the basis that they are not likely to be realized in future periods.

Notes to Audited Consolidated Financial Statements	March 2006

11.  COMMITMENTS AND CONTINGENCIES

FOREIGN EXCHANGE FORWARD CONTRACTS

Foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The following table summarizes outstanding hedged positions at December 31, 2005.

	Amount Hedged (millions of U.S.dollars)
	Fording	Elk Valley Coal	Trust's	Average Exchange Rates
Year	LP	60%	Total	(U.S.$1 = CDN$)	(CDN$1 = U.S.$)

2006	$353	$57	$410	1.29	0.78
2007	16	-	16	1.46	0.69

	$369	$57	$426

At December 31, 2005, the Trust’s portion of unrealized gains on foreign exchange forward contracts was $56.8 million (2004 - $116.2 million; 2003 – $124.1 million) based on the U.S./Canadian dollar exchange rate of U.S. $0.86. The Trust’s portion of realized gains on foreign exchange in 2005 was $107.2 million (2004 - $85.6 million; 2003 – $46.1 million)

LEASES

Elk Valley Coal leases various mining equipment, vehicles and rail cars at several of its operations. The minimum lease payments are payable in both Canadian and U.S. dollars and at December 31, 2005 the Trust’s portion of these minimum payments is as follows:

(in millions of dollars)	US $	CDN $	Total CDN $ Equivalent

2006	$1.0	$11.5	$12.7
2007	0.8	4.0	4.9
2008	0.4	1.0	1.5
2009	0.4	0.7	1.2
2010 and thereafter	0.8	0.3	1.2

	$3.4	$17.5	$21.5

U.S. dollar commitments have been translated to the Canadian dollar equivalent at the year-end U.S./Canadian exchange rate of U.S.$0.86.

CREDIT RISK MANAGEMENT

Export-coal sales represent the principal component of Elk Valley Coal’s revenues. Coal is sold under contract or in the spot market to approximately 60 customers world-wide. The majority of these customers are steel producers. Coal sales are typically contracted in U.S. dollars and terms of payment vary from seven to 60 days. To manage its credit risk, Elk Valley Coal obtains, to the extent practical, either export trade credit insurance or confirmed irrevocable letters of credit. Credit risk for wollastonite trade receivables is limited by the large and diversified customer base.

Notes to Audited Consolidated Financial Statements	March 2006

The Trust, directly and through its interest in Elk Valley Coal, is exposed to credit losses in the event of non-performance by counterparties to financial instruments. However, the Trust and Elk Valley Coal deal with counterparties of high credit quality to mitigate risk of non-performance. In addition, the Trust does not believe that there are any significant concentrations of credit risk.

FAIR VALUES

The carrying amounts of short-term financial assets and liabilities as presented in the balance sheet are reasonable estimates of fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of long-term debt of $215.2 million at December 31, 2005 is considered to be a reasonable estimate of fair value due to the floating interest rate of the debt.

The book value of unitholders’ equity is $414.7 million at December 31, 2005 and is stated at historical amounts. The fair market value of the Trust’s outstanding units, or its market capitalization, was $5.9 billion based on the number of units outstanding and the closing price of units traded on the Toronto Stock Exchange on the same date.

SALE OF RECEIVABLES

Elk Valley Coal has entered into a U.S.$75.0 million facility, which is renewable annually, allowing it to sell on a non-recourse basis certain of its U.S. dollar receivables. The proceeds from the sale of receivables is 100% of the invoiced amount less a discount equal to the applicable market financing rate as applied to the period from the date of sale to the date of maturity of the receivable. When selling a receivable, Elk Valley Coal transfers ownership of the receivable and assigns its interest in any applicable trade credit insurance coverage. Deductibles under the insurance policy are the responsibility of Elk Valley Coal and Elk Valley Coal retains any obligations arising from commercial disputes with respect to the product sold. Elk Valley Coal expends minimal effort to manage the accounts receivable subsequent to their sale and ascribes no value to this effort.

At the time of their sale, the receivables are removed from the balance sheet and the discount is charged to other expense. The Trust’s share of receivables sold in 2005 amounted to U.S. $314.1 million (2004 – U.S. $189.1 million). The Trust’s portion of accounts receivable sold and outstanding under this agreement as at December 31, 2005 amounted to U.S. $19.0 million (2004 - U.S. $13.9 million).

CHANGE IN CONTROL AGREEMENTS

The predecessor to the Trust entered into change of control agreements with certain members of its senior management. Three executives of Elk Valley Coal are parties to these agreements. One of these agreements terminates February 28, 2007 and two terminate February 28, 2009. If an executive who is a party to these agreements resigns or is terminated without cause or otherwise qualifies under the terms of these agreements prior to the termination date, such executive will be entitled to the severance benefits provided for by these agreements.

No provision has been accrued for the contingent liability related to these agreements that were outstanding on December 31, 2005. A liability will be charged to earnings in the period in which the termination occurs. The contingent liability, which is dependent on the achievement of certain future financial results, ranges between $5.8 million to $9.2 million.

Compensation expense related to change of control agreements exercised by former Elk Valley Coal executives of $0.5 million (2004 - $6.9 million; 2003 - $2.9 million) was charged to earnings.

NEPTUNE TERMINALS

By virtue of its ownership interest in Neptune Terminals, Elk Valley Coal is obligated to Neptune for a proportionate share of bank indebtedness and asset retirement obligations of the terminal. The Trust’s

Notes to Audited Consolidated Financial Statements	March 2006

share of these obligations was $10.9 million (2004 - $10.3 million), and $6.5 million (2004 - $6.9 million), respectively, at December 31, 2005.

COLLECTIVE AGREEMENTS

The collective agreements at two of Elk Valley Coal’s operations expired during 2005. One agreement was renewed in January 2006 and one agreement is under negotiation. A third collective agreement will expire on April 30, 2006.

WESTSHORE TERMINALS

Elk Valley Coal has given notice to Westshore Terminals under the contract for one of its operations requesting a review of the loading rate effective April 1, 2005. Under the terms of the contract, the loading rate is linked to the Canadian dollar price received for coal. The parties are negotiating for an agreement on the loading rate.  If the parties cannot agree, the contract provides for the matter to be determined by arbitration.

WESTBOUND RAIL RATES

The dispute that was outstanding at December 31, 2004 between Elk Valley Coal and its principal rail service provider with respect to westbound rail rates was resolved in April 2005.

CARDINAL RIVER OPERATIONS

In June, the Federal Court denied applications brought on behalf of a number of environmental organizations challenging certain federal authorizations that the project received. In November, the Alberta Energy and Utilities Board denied a third party request for reconsideration of the Cheviot mine permit at the Cardinal River operations. There are no outstanding challenges to permits in respect to this operation.

OTHER

During the normal course of business activity, the Trust is occasionally involved in litigation proceedings. Management considers the aggregate liability, if any, to the Trust in respect of these actions and proceedings not to be material.

12.  UNITHOLDERS’ EQUITY

AUTHORIZED

The Trust has an unlimited number of units authorized for issuance pursuant to the Declaration of Trust. The units represent a beneficial interest in the Trust. All units share equally in all distributions from the Trust and have equal voting rights.

No conversion, retraction or pre-emptive rights are attached to the units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

Notes to Audited Consolidated Financial Statements	March 2006

TRUST UNITS

(in millions of units and Canadian dollars)	Units	Amount

Balance at December 31, 2003	140.8	$257.3
Units issued on exercise of options	0.1	0.8
Units issued pursuant to units offering	6.0	99.0
Other	-	0.6

Balance at December 31, 2004	146.9	357.7

Units issued on exercise of options	0.1	0.2
Other	-	1.5

Balance at December 31, 2005	147.0	$359.4

Effective September 6, 2005, the Trust amended its Declaration of Trust to effect a three-for-one unit split. Accordingly, unitholders of record on September 2, 2005 received two additional units for each unit held. All historical and per unit amounts have been restated to reflect the split.

In April 2004, the Trust issued 6.0 million units from treasury at $17.50 per unit. The units offering provided net proceeds of $99.0 million, which was used to repay a portion of long-term bank debt.

ACCUMULATED CASH DISTRIBUTIONS

	As at December 31
(millions of Canadian dollars)	2005	2004

Balance -beginning of year	$423.8	$210.3
Distributions declared	700.6	213.5

Balance - end of year	$1124.4	$423.8

Cash distributions to unitholders can exceed net income. Should this occur, and persist, unitholders’ equity may decline. Further, the Arrangement resulted in the assets and liabilities of the Trust being recorded at the historical net book values recorded by Old Fording, according to accounting guidelines in effect at the time. At the time of the Arrangement, the market capitalization of the Trust was $1.4 billion and its net book value was $300.0 million. If the assets had been revalued at that time, the impact of distributions on unitholders’ equity would not be as significant.

Notes to Audited Consolidated Financial Statements	March 2006

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS

	As at December 31
(in millions of Canadian dollars)	2005	2004

Balance - beginning of year	$7.5	$13.4
Change in foreign currency translation rates on foreign subsidiaries	(2.6)	(5.9)

Balance - end of year	$4.9	$7.5

EARNINGS PER UNIT

In calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options. The weighted average number of units outstanding in 2005 for purposes of calculating earnings per unit on a basic and fully diluted basis was 147.0 million units (2004 – 145.5 million; 2003 – 142.2 million).

13.  UNIT-BASED COMPENSATION

The Trust has three unit-based compensation arrangements, including an option plan, an employee unit purchase plan and a unit equivalent plan for Trustees and Directors. These plans resulted in compensation expense of $2.4 million in 2005 (2004 - $2.3 million; 2003 - $0.9 million).

OPTION PLAN

Under the Arrangement, all options to purchase common shares of Old Fording were exchanged for options to purchase units of the Trust. The Trust has not granted any options since the Arrangement.

	Number	Weighted Average Exercise Price

Options - January 1, 2004	255,954	$4.85
Exercised	(103,158)	5.40
Cancelled or expired	(8,955)	2.61

Outstanding - December 31, 2004	143,841	4.62

Exercised	(49,731)	3.55
Cancelled or expired	(1,752)	2.68

Outstanding - December 31, 2005	92,358	$5.21

Notes to Audited Consolidated Financial Statements	March 2006

At December 31, 2005, the details of options outstanding, all of which are exercisable, were as follows:

		Weighted
	Number	Average	Weighted
Range of	Outstanding	Remaining	Average
Exercise	and	Contractual	Exercise
Prices	Exercisable	Life	Price

$3-5	63,558	2.9	1.45
5-10	28,800	6.3	9.20

$3-10	92,358	4.0	$5.21

EMPLOYEE UNIT PURCHASE PLAN

An employee unit purchase plan is in place whereby units of the Trust are purchased on the open market for employees. The plan allows all employees to contribute up to 6% of their base earnings while the employer contributes $1 for every $3 contributed by the employee. The cost of the plan is included in earnings, and is recognized over a one-year vesting period.

The total number of units purchased on behalf of the employees, including the employer’s contributions, was 53,606 units (2004 – 97,857 units; 2003 – 188,730 units) with the Trust’s portion costing $0.4 million (2004 - $0.3 million; 2003 - $0.3 million).

UNIT EQUIVALENT PLAN

Unit equivalents are issued to Directors and Trustees, which are valued using the five-day weighted average trading price of a unit immediately preceding the award date and vest over a one-year period. A re-valuation of these units is performed quarterly based on the closing price of the units trading on the Toronto Stock Exchange. There were 11,625 unit equivalents awarded during the year (2004 – 23,568 unit equivalents). The total charge to income for the year was $2.0 million (2004 - $2.0 million) and included the cost of vested unit equivalents and any changes in the fair value during the year of the vested units.

14.  GAIN (LOSS) ON CORPORATE REORGANIZATION

	Years ended December 31
(millions of Canadian dollars)	2005	2004	2003

Corporate reorganization
Reduction of interest in Elk Valley Coal	$5.4	$(37.5)	$-
Gain on sale of interest in Elk Valley Coal	-	-	70.7
Reorganization costs related to the Arrangement	-	-	(22.0)

	$5.4	$(37.5)	$48.7

Notes to Audited Consolidated Financial Statements	March 2006

REDUCTION OF INTEREST IN ELK VALLEY COAL

Elk Valley Coal was initially owned 65% by the Trust and 35% by Teck Cominco, the Managing Partner. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceed certain target levels. The June 2004 reports of independent experts engaged by the partners concluded that sufficient synergies had been realized to increase Teck Cominco’s interest to 40%.

The Trust and Teck Cominco agreed that substantial synergies were achieved. As a result, the partners agreed that the Trust’s distribution entitlement would be reduced to 62% effective April 1, 2004, 61% effective April 1, 2005, and will be reduced to 60% on April 1, 2006, as the benefits of synergies flow through to unitholders. Teck Cominco’s entitlements will increase correspondingly over the same period.

A $37.5 million charge to earnings was recorded in 2004 to account for the entire 5% reduction of the Trust’s interest in Elk Valley Coal. This charge was reduced by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006. In 2005, the estimate of cash to be received for the additional 1% distribution entitlement for the twelve months ended March 31, 2006 was revised, which resulted in a favourable $5.4 million adjustment to the reduction of interest in Elk Valley Coal. These additional distribution entitlements are included in cash available for distribution.

Results of operations commencing with the second quarter of 2004 reflect the Trust’s 60% interest in Elk Valley Coal, while results from February 28, 2003 to March 31, 2004 include the 65% interest.

GAIN ON SALE OF INTEREST IN ELK VALLEY COAL

As part of the Arrangement, the Corporation contributed its metallurgical coal assets, which included Old Fording’s interests in its three mines and the metallurgical coal assets purchased from the Luscar/CONSOL joint ventures, and the liabilities and obligations related to these assets, in exchange for a 65% interest in Elk Valley Coal and $125.0 million as part of the Arrangement. This transaction resulted in a $70.7 million gain to the Trust in 2003.

The Trust incurred costs of $22.0 million in 2003 related to the Arrangement.

DISCONTINUED OPERATIONS

During 2003, the Prairie Operations assets of Old Fording were sold for cash consideration of $225.0 million plus an amount on account of working capital and the grant of a royalty on future expansion of production from certain of the assets beyond current levels of up to 5% of gross revenue from such expansion. This sale resulted in a $132.3 million gain, before taxes of $56.3 million. Earnings prior to the disposal were $4.1 million before taxes of $1.4 million. The gain and earnings have been classified as discontinued operations.

Notes to Audited Consolidated Financial Statements	March 2006

15.  OTHER INCOME, NET

			Years ended December 31
(millions of Canadian dollars)	2005	2004	2003

Interest and investment income	$2.0	$1.7	$4.9
Foreign exchange gains (losses)	4.2	0.1	(0.8)
Gain on issuance of partnership interest (note 9)	27.2	-	-
Non-controlling interest	(3.9)	-	-
Change in inventory valuation	-	10.8	-
Other	(0.2)	4.7	2.0

	$29.3	$17.3	$6.1

16.  SUPPLEMENTAL INFORMATION

CHANGES IN NON-CASH WORKING CAPITAL

	Years ended December 31
(in millions of Canadian dollars)	2005	2004	2003

Decrease (increase) in current assets
Accounts receivable	$(66.5)	$(6.2)	$(20.4)
Inventory	(72.2)	18.6	44.5
Prepaid expenses	(0.9)	(0.9)	7.3

Increase (decrease) in current liabilities
Accounts payable, excluding capital accruals	(16.4)	47.2	9.3
Income taxes payable	25.5	3.7	3.9
Other	7.5	(0.3)	(8.7)

	$(123.0)	$62.1	$35.9

FINANCING ACTIVITIES RELATED TO DISTRIBUTIONS

			Years ended December 31
(in millions of Canadian dollars)	2005	2004	2003

Distributions declared	$(700.6)	$(213.5)	$(210.3)
Increase in distributions payable	171.6	16.8	46.9

Distributions paid	$(529.0)	$(196.7)	$(163.4)

Notes to Audited Consolidated Financial Statements	March 2006

INTEREST IN JOINT VENTURES

A major portion of the activities of the Trust’s subsidiaries are conducted through interests in joint ventures and are accounted for on a proportionate consolidation basis. The consolidated financial statements include the proportionate share of joint venture activities as follows but do not include results from discontinued operations that were conducted through joint ventures:

	Years ended December 31
(in millions of Canadian dollars)	2005	2004	2003

Revenues	$1,797.1	$1,089.7	$866.8
Operating and other expenses	1,032.3	930.2	761.1
Net income	764.8	159.5	105.7

Current assets	919.0	342.6	188.5
Long-term assets	628.4	559.3	574.0
Current liabilities	107.9	127.2	82.2
Long-term obligations	126.6	93.1	86.5

Cash from operating activities	628.9	263.0	174.9
Cash used in financing activities	(591.7)	(60.6)	(24.7)
Cash used in investing activities	(82.9)	(161.1)	(133.1)

CASH TRANSACTIONS

The following amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the financial statements due to accruals.

	Years ended December 31
(in millions of Canadian dollars)	2005	2004	2003

Income taxes paid	$39.9	$21.1	$26.2

Interest paid	$9.9	$13.3	$15.3

17.  RELATED PARTY TRANSACTIONS

Subsequent to the Arrangement, Elk Valley Coal entered into agreements with Teck Cominco, its managing partner for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. The Trust’s share of related party revenues for 2005 were $3.1 million (2004 - $3.1 million). Expenses paid to Teck Cominco were recorded at the exchange amount of $1.0 million and include cost of sales of $0.7 million (2004 - $0.7 million) and selling, general and administration expense of $0.3 million (2004 – $0.3 million). Related party receivables and payables with Teck Cominco at December 31, 2005 were $0.4 million (2004 - $0.4 million) and $0.1 million (2004 - $0.2 million) respectively.

Elk Valley Coal accepted the transfer of mine assets and purchased certain other assets of Teck Cominco during the year ended December 31, 2004. The purchased assets were acquired at fair market value, and the Trust’s share of the cost was $1.3 million.

In the normal course of operations Elk Valley Coal makes shipments of coal through Neptune Terminals; a port facility in which Elk Valley Coal owns a 46% equity interest. Loading costs for the handling of coal and other products at Neptune are based on the actual costs allocated to the handling of each product.

Notes to Audited Consolidated Financial Statements	March 2006

The Trust’s share of these costs are included in transportation costs and totalled $9.4 million during 2005 (2004 - $8.7 million). Related party receivables and payables related to this entity were $0.2 million (2004 - $0.2 million) and $1.1 million (2004 - $2.0 million) respectively at December 31, 2005.

18.  SEGMENT INFORMATION

The Trust had two operating segments at the end of 2005, Elk Valley Coal and NYCO.

Elk Valley Coal’s principal activities are the mining and processing of metallurgical coal for export. Subsequent to February 28, 2003, this segment represents the Trust’s indirect 65% interest in Elk Valley Coal until April 1, 2004, and 60% interest thereafter. Prior to February 28, 2003, this segment was referred to as the Mountain Operations and consisted of three mines: Fording River, Greenhills and Coal Mountain. Goodwill of $21.6 million is included in the assets of the Elk Valley Coal segment.

NYCO mines and processes wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.

Certain items, such as hedging gains and losses, and mineral taxes recorded in Fording LP, but related to Elk Valley Coal, are included in that segment.

Prior to February 28, 2003, Old Fording had a third operating segment. The Prairie Operations primarily mined thermal coal for mine-mouth power plants and collected royalties from third-party mining at Old Fording’s mineral reserves. This operating segment was sold as part of the Arrangement and results have been reflected as discontinued operations for comparative purposes.

The Trust’s reportable segments are distinct strategic business units that offer different products and services. They are managed separately due to the different operational and marketing strategies required for each segment. Information by segment is provided in the following tables.

Notes to Audited Consolidated Financial Statements	March 2006

	Elk Valley Coal			NYCO
(millions of Canadian dollars)	2005	2004	2003	2005	2004	2003

Earnings
Revenues
Canada domestic	$65.8	$42.0	$37.3	$-	$-	$-
Canada export	1,764.1	1,076.1	958.1	-	-	-
Foreign	-	-	-	44.9	49.1	48.1

	1,829.9	1,118.1	995.4	44.9	49.1	48.1
Cost of product sold	(469.2)	(428.2)	(422.0)	(28.2)	(26.2)	(26.8)
Transportation	(510.2)	(442.2)	(378.4)	(7.3)	(7.0)	(6.2)
Selling, general and administration	(17.2)	(20.3)	(14.9)	(4.3)	(5.2)	(5.6)
Depreciation and depletion	(47.5)	(53.0)	(52.8)	(4.4)	(5.0)	(5.7)

Income from operations	785.8	174.4	127.3	0.7	5.7	3.8
Interest expense	(0.9)	(1.1)	(2.1)	-	(0.1)	(0.3)
Other income (expense)	18.7	12.6	1.8	(0.3)	0.5	-
Corporate reorganization	-	-	-	-	-	-
Income tax (expense) reversal	34.4	15.4	1.8	(0.5)	(2.4)	(2.4)

Income (loss) before
discontinued operations	$838.0	$201.3	$128.8	$(0.1)	$3.7	$1.1

Assets Employed
Canadian	$954.5	$785.9	$853.9	$-	$-	$-
Foreign	-		-	88.9	95.0	105.1

Total	$954.5	$785.9	$853.9	$88.9	$95.0	$105.1

Capital Expenditures
Canadian	$118.8	$71.6	$11.0	$-	$-	$-
Foreign	-	-	-	1.9	1.2	1.9

Total	$118.8	$71.6	$11.0	$1.9	$1.2	$1.9

Notes to Audited Consolidated Financial Statements	March 2006

	Corporate			Total
(millions of Canadian dollars)	2005	2004	2003	2005	2004	2003

Earnings
Revenues
Canada domestic	$-	$-	$-	$65.8	$42.0	$37.3
Canada export	-	-	-	1,764.1	1,076.1	958.1
Foreign	-	-	-	44.9	49.1	48.1

	-	-	-	1,874.8	1,167.2	1,043.5
Cost of product sold	-	-	-	(497.4)	(454.4)	(448.8)
Transportation	-	-	-	(517.5)	(449.2)	(384.6)
Selling, general and administration	(9.2)	(7.3)	(5.4)	(30.7)	(32.8)	(25.9)
Depreciation and depletion	(0.4)	(2.7)	(2.6)	(52.3)	(60.7)	(61.1)

Income (loss) from operations	(9.6)	(10.0)	(8.0)	776.9	170.1	123.1
Interest expense	(10.4)	(11.6)	(12.9)	(11.3)	(12.8)	(15.1)
Other income (expense)	10.9	4.2	4.3	29.3	17.3	6.1
Corporate reorganization	5.4	(37.5)	48.7	5.4	(37.5)	48.7
Income tax expense (reversal)	-	-	-	33.9	13.0	(0.6)

Income (loss) before
discontinued operations	$(3.7)	$(54.9)	$32.1	$834.2	$150.1	$162.2

Assets Employed
Canadian	$139.2	$87.3	$40.4	$1,093.7	$873.2	$894.3
Foreign	-	-	-	88.9	95.0	105.1

Total	$139.2	$87.3	$40.4	$1,182.6	$968.2	$999.4

Capital Expenditures
Canadian	$-	$-	$7.5	$118.8	$71.6	$18.5
Foreign	-	-	-	1.9	1.2	1.9

Total	$-	$-	$7.5	$120.7	$72.8	$20.4

Notes to Audited Consolidated Financial Statements	March 2006

The accounting policies used in these operating segments are the same as those described in the summary of significant accounting policies in note 2. Total assets and additions to capital assets related to discontinued operations are included in corporate.

The number of customers who account for greater than 10% of revenues are as follows:

	Years ended December 31
(millions of Canadian dollars)	2005	2004	2003

Number of customers contributing greater than 10%
of metallurgical coal segment revenues	1	1	1

% of revenue from these customers	10.2%	10.2%	10.3%

ECONOMIC DEPENDENCE

Substantially all of Elk Valley Coal’s export coal is transported to customers and port facilities by one railway company for which there are limited alternatives. Most of the Elk Valley Coal’s export sales were loaded through one port facility, for which there are limited cost-effective alternatives. The cost of securing additional facilities and services of this nature would significantly increase transportation and other costs. In addition, interruption of rail or port services would significantly limit Elk Valley Coal’s ability to operate. To the extent that alternative sources of transportation and port services could be found, it would increase transportation and other costs.

19.  UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The consolidated financial statements of the Trust have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The material differences between Canadian and United States GAAP (U.S. GAAP) relating to measurement and recognition are explained below, along with their effect on the Trust’s statements of consolidated income and consolidated balance sheets. There are no material differences on the consolidated statements of cash flow. Certain additional disclosures as required under U.S. GAAP have not been provided as permitted by the rules of the Securities and Exchange Commission (SEC).

A)  STRIPPING COSTS INCURRED DURING PRODUCTION

FAS EITF 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”, addresses the issue of accounting for the cost of stripping activities during the production phase of a mine. On this issue the task force reached a consensus that all stripping costs should be included in the costs of inventory produced and extracted from the mine. In certain circumstances, Canadian GAAP allows for the deferral of stripping costs during the production phase. The EITF will be adopted by the Trust for U.S. GAAP reporting purposes for the year ended December 31, 2006.

B)  DERIVATIVE INSTRUMENTS AND HEDGING

FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair values of derivatives’ are recognized in current period net income unless specific hedge accounting criteria are met. As of December 31, 2001, management had not designated any instruments as hedges for U.S. GAAP purposes under FAS 133. Effective January 1, 2002, the Corporation chose to designate all new foreign exchange forward contracts as hedges under FAS 133 and implement hedge accounting for those contracts. Forward contracts designated as hedges will not impact current period earnings under U.S. or Canadian GAAP.

Notes to Audited Consolidated Financial Statements	March 2006

C)  START-UP COSTS

U.S. GAAP requires that expenses associated with the start-up of an operation be recognized in income during the period that the costs are incurred. Under Canadian GAAP, start-up costs are capitalized and amortized over future periods.

D)  EMPLOYEE FUTURE BENEFITS

In accordance with FASB Statement No. 87 “Employers’ Accounting for Pensions” an additional pension liability was recorded for under funded pension plans representing the excess of unfunded accumulated benefit obligations over the pension assets recorded under Canadian GAAP. The increase in liabilities required for U.S. GAAP is charged or credited to other comprehensive income net of related income taxes.

E)  COMPREHENSIVE INCOME

FASB Statement No. 130 “Reporting Comprehensive Income” requires the disclosure, as other comprehensive income, of the change in equity from transactions and other events from non-owner sources during the period. Canadian GAAP does not require similar disclosure. Other comprehensive income arose from foreign currency translation, minimum pension liability adjustments and unrealized gains on hedges.

F)  ASSET RETIREMENT OBLIGATIONS

In June 2001, FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations”. In January 2004 the Trust adopted CICA Handbook Section 3110, “Asset Retirement Obligations” which brings Canadian GAAP substantially in line with U.S. standards. However, the Trust adopted FAS 143 for the year beginning January 1, 2003, thus net income and balance sheets adjustments were required under U.S. GAAP to recognize the cumulative effect of the application of the standard.

Certain 2003 comparative figures have been restated to reflect changes in goodwill and in the cumulative effect of the application of FAS 143. The change corrects the retroactive application of accounting for asset retirement obligations. This results in a decrease in goodwill of $5.7 million and a decrease in the cumulative effect of the application of FAS 143 for the same amount.

G)  STOCK-BASED COMPENSATION

Under FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation", a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. Options to purchase units in the Trust and, prior to the Reorganization, options to purchase shares in Old Fording had a different intrinsic value before and after going public. Canadian GAAP does not require revaluation of these options. The additional expense required under U.S. GAAP increases other paid in equity.

H)  JOINT VENTURES

U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Trust’s interests in joint ventures is presented in note 16. There are no material differences between the information in note 16 prepared under Canadian GAAP and U.S. GAAP.

Notes to Audited Consolidated Financial Statements	March 2006

I)  DISCLOSURE OF GUARANTEES

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end.

The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. There is no impact on disclosure made by the Trust as a result of this interpretation.

J)  CONSOLIDATED STATEMENT OF CASH FLOWS

Under U.S. GAAP, separate subtotals within operating, financing and investment activities would not be presented.

Net income is reconciled from Canadian to U.S. GAAP in the following manner:

	Years ended December 31
(millions of Canadian dollars)	REF	2005	2004	2003

Net income - Canadian GAAP		$834.2	$150.1	$240.9
Increased (decreased) by
Derivative instruments - foreign exchange
forward contracts	B	(23.2)	(27.5)	167.5
Start-up costs	C	0.8	(3.9)	-
Stock-based compensation expense	G	-	-	(3.3)
Income tax (expense) recovery		40.1	12.7	(67.9)

Income before cumulative effect of the
application of FAS 143		851.9	131.4	337.2
Cumulative effect of the application of FAS 143
net of tax of $4.6 million	F	-	-	6.7

Net income - United States GAAP		$851.9	$131.4	$343.9

Other comprehensive income
Employee future benefits
(net of tax - 2004 - $2.5; 2003 - $0.6)	D	$(13.4)	$(3.7)	$0.9
Unrealized gain (loss) on derivative
instruments - foreign exchange forward
contracts (net of tax - 2004 - $7.9; 2003 - $36.7)	B	(34.2)	11.7	49.8
Foreign currency translation adjustments	E	(2.6)	5.9	(21.1)

Comprehensive income		$801.7	$145.3	$373.5

Basic and diluted earnings per unit		$5.45	$1.00	$2.63

Notes to Audited Consolidated Financial Statements	March 2006

Had the consolidated balance sheets been prepared under U.S. GAAP, the balances would have been higher (lower) under U.S. GAAP as follows:

		As at December 31
(millions of Canadian dollars)	REF	2005	2004

Assets
Current assets
Derivative instruments - foreign exchange forward contracts	B	$54.0	$85.6
Non-current assets
Capital assets	C	(3.1)	(3.9)
Derivative instruments - foreign exchange forward contracts	B	4.8	30.8

Total assets		$55.7	$112.5

Liabilities and unitholders' equity
Deferred liabilities
Employee future benefits	D	26.6	13.4
Deferred income tax liability		-	40.2

		26.6	53.6

Unitholders' equity
Foreign currency translation adjustments	E	(4.9)	(7.5)
Accumulated other comprehensive income	E	1.3	51.5
Accumulated earnings		32.7	14.9

		29.1	58.9

Total liabilities and uniholders' equity		$55.7	$112.5

SUPPLEMENTARY UNITHOLDER INFORMATION

Supplementary Unitholder Information	March 2006

UNITHOLDER INFORMATION

Total units outstanding at December 31, 2005 – 147.0 million

Market capitalization at December 31, 2005 – $5.9 billion

TSX TRADING HISTORY ($, except unit volume)

2005	Q1	Q2	Q3	Q4	Total
High	37.10	37.89	50.90	40.85	50.90
Low	36.37	37.33	49.50	40.00	36.37
Close	36.96	37.39	49.57	40.22	40.22
Volume (000s)	24,349	26,147	29,313	29,385	109,194

2004	Q1	Q2	Q3	Q4	Total
High	17.70	18.82	23.80	30.93	30.93
Low	17.50	18.40	23.48	30.53	17.50
Close	17.65	18.82	23.52	30.89	30.89
Volume (000s)	38,845	21,789	19,161	30,289	106,085

NYSE TRADING HISTORY ($, except unit volume)

2005	Q1	Q2	Q3	Q4	Total
High	30.66	30.83	43.75	35.06	35.06
Low	30.00	30.21	42.57	34.16	30.00
Close	30.63	30.73	42.57	34.57	34.57
Volume (000s)	69,495	71,302	82,916	103,390	327,102

2004	Q1	Q2	Q3	Q4	Total
High	13.50	14.03	18.88	25.78	25.78
Low	13.26	13.62	18.58	25.37	13.62
Close	13.45	14.03	18.66	25.72	25.72
Volume (000s)	29,114	26,543	17,702	45,197	118,556

CASH DISTRIBUTIONS HISTORY (CDN$)

	Q1	Q2	Q3	Q4	Total
2005	0.43	0.93	1.80	1.60	4.76
2004	0.33	0.33	0.37	0.43	1.46
2003	0.33	0.50	0.33	0.33	1.49
Total Since Inception					7.71

Please contact Computershare Trust Company of Canada as listed on the inside back cover of this report for information about:

• Distribution cheques	• Transfer of units	• Electronic delivery of unitholder documents
• Trust unit certificates	• Duplicate mailings	• Change of address

Supplementary Unitholder Information	March 2006

UNITHOLDER TAX INFORMATION

The following is a summary only and is qualified in its entirety by the description of the Canadian and United States federal income tax and foreign tax considerations contained on pages 73 through 85 of the Third Supplement dated January 27, 2003. Unitholders should also consult their tax advisers for advice relevant to their particular circumstances.

Based on the current provisions of the Canadian Tax Act, the units are qualified investments for registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), deferred profit sharing plans (DPSPs) and registered education savings plans (RESPs).

Prior to the end of March of the year following the tax year, Computershare will prepare and provide all unitholders that received distributions during a calendar year a T3 - Statement of Investment Income for Canadian income tax purposes.

CANADIAN UNITHOLDERS

For unitholders resident in Canada, income regularly distributed by the Trust will generally be treated as ordinary income from property except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly.

Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders’ income but will be considered a return of capital and a reduction of the adjusted cost base of the units.

U.S. UNITHOLDER TAX INFORMATION

The Trust has made an election to be taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust, including any special distributions, will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles, reportable on a Form 1099. Providing that applicable holder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under U.S. federal income tax legislation.

Distributions by the Trust to U.S. unitholders are generally subject to Canadian withholding tax of 15%. U.S. unitholders are advised to seek advice from their tax advisor for the tax treatment of distributions.

CANADIAN TAX INFORMATION FOR NON-RESIDENT UNITHOLDERS

Distributions by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or convention. Unitholders who are not residents of Canada for income tax purposes are advised to seek advice from a tax advisor in their country of residence for the tax treatment of distributions.

Supplementary Unitholder Information	March 2006

GLOSSARY

BANK CUBIC METRE (BCM): A volumetric term commonly used in coal mining to define a cubic metre of rock or material in situ before it is drilled and blasted.

BROWNFIELD SITE: An existing mine with facilities in place for natural resource extraction.

CLEAN COAL: Coal that has been sized, washed and dried in preparation for shipment to customers. Washing coal removes impurities such as rock and ash.

COAL YEAR: The 12-month period typically from April 1 to March 31 that defines the term over which coal prices are typically contracted between steel mills and metallurgical coal producers.

COKE: De-volatilized coal, coke is a hard, dry carbon substance produced by heating coal to extremely high temperatures in a coke oven in the absence of oxygen. Coke is used as a reductant in the blast furnace and in foundries in the manufacture of iron and steel.

COKING COAL: Coal from which coke is produced.

DEPOSIT: A natural occurrence or accumulation of mineral material.

FOB: Free on board stipulates that the seller is to deliver the goods on board the vessel free of cost to the buyer at the port named in the sales contract.

GREENFIELD SITE: Undeveloped land with economic mineral reserves suitable for the development of a mine.

HAUL DISTANCE: The one-way distance trucks travel to move overburden.

IN SITU: In the ground, undisturbed.

METALLURGICAL COAL: Various grades of coking coal and pulverized coal injection (PCI) coals that are injected into the blast furnace.

MINE PRODUCTIVITY: A measure of efficiency, stated in volume of rock and coal moved per eight-hour manshift.

OPEN-PIT: A mine or excavation open to the surface.

OVERBURDEN: The layers of soil and rock covering a mineral deposit.

PLANT PRODUCTIVITY: A measure of the overall efficiency of the entire minesite including mine, wash plant and other minesite services, stated as the amount of clean coal produced per eight-hour manshift.

RECLAMATION: The restoration of land and environmental values to a mining site after coal is extracted. The process commonly includes recontouring or reshaping land to its approximate original appearance, restoring topsoil and planting native grasses, trees and ground covers.

STRIP RATIO: Measured by BCM per tonne of clean coal produced, the strip ratio states the volume of rock that must be moved for each metric tonne of clean coal produced.

SURFACE MINING: Mining near or at the surface, usually where overburden can be economically removed.

UNIT TRAIN: A train of 110 to 125 rail cars in length. A typical unit train can carry more than 13,000 tonnes of coal.

YIELD: The percentage of clean coal that is produced from the raw coal processed at the wash plant.

Supplementary Unitholder Information	March 2006

FORDING CANADIAN COAL TRUST — 5-YEAR SUMMARY

(millions of Canadian dollars, except volume and per unit amounts)	2005	2004	2003	2002	2001

Elk Valley Coal
Coal production (millions of tonnes)	15.4	15.2	14.4	13.3	15.8
Coal sales (millions of tonnes)	14.5	15.3	15.3	12.3	15.0
Average U.S.$ coal price per tonne	$99.30	$52.20	$44.50	$44.20	$39.75
Average CDN$ coal price per tonne	$126.40	$73.10	$64.60	$66.00	$60.38

Revenues	$1,829.9	$1,118.1	$995.4	$813.8	$959.5
Cost of product sold	(469.2)	(428.2)	(422.0)	(310.7)	(377.6)
Transportation	(510.2)	(442.2)	(378.4)	(318.4)	(364.6)
Selling, general and administrative	(17.2)	(20.3)	(14.9)	(8.6)	(18.8)
Depreciation and depletion	(47.5)	(53.0)	(52.8)	(51.6)	(63.4)

Income from operations	785.8	174.4	127.3	124.5	135.1

NYCO
Sales (thousands of tonnes)	90	82	75	84	99
Average U.S.$ price per tonne	$388	$425	$429	$373	$347
Average CDN$ price per tonne	$470	$559	$602	$586	$534

Revenues	$44.9	$49.1	$48.1	$55.7	$55.9
Cost of product sold	(28.2)	(26.2)	(26.8)	(30.8)	(30.3)
Transportation	(7.3)	(7.0)	(6.2)	(7.9)	(8.0)
Selling, general and administrative	(4.3)	(5.2)	(5.6)	(6.7)	(6.4)
Depreciation and depletion	(4.4)	(5.0)	(5.7)	(10.7)	(8.8)

Income (loss) from operations	0.7	5.7	3.8	(0.4)	2.4

Fording Canadian Coal Trust
Revenues	$1,874.8	$1,167.2	$1,043.5	$869.5	$959.5
Income from operations	776.9	170.1	123.1	115.3	135.1
Net income (loss)	834.2	150.1	240.9	(71.9)	94.0
Net income before unusual items, future income taxes and discontinued operations	704.4	145.5	91.5	67.5	63.2

Cash flows from operating activities before non-cash working capital	755.8	207.1	138.4	140.3	158.5
Capital expenditures	120.7	72.8	20.4	51.5	65.3

Basic and diluted earnings (loss) per unit:[1]
Net income (loss)	5.67	1.03	1.69	(0.47)	0.60
Net income (loss) before discontinued operations	5.67	1.03	1.14	(0.59)	0.44
Net income (loss) before unusual items, future income taxes and discontinued operations	4.79	1.00	0.64	0.44	0.40

Cash available for distribution	721.6	182.2	118.9	-	-
Distributions declared	700.6	213.5	210.3	-	-
Dividends declared	-	-	-	28.2	32.2

Working capital	55.5	58.2	116.3	161.7	140.6
Total assets	1,182.6	968.2	999.4	909.4	1,040.3

Total long-term debt	215.2	205.2	306.9	135.0	131.0
Net debt	115.1	140.7	254.1	136.1	128.2
Unitholders’ equity	414.7	282.0	250.9	448.7	588.2

1 The terms ‘unit’ and ‘share’ are used interchangeably

TRUST INFORMATION

TRUSTEES OF FORDING CANADIAN COAL TRUST

Mr. M.A. Grandin

Chairman, Fording Canadian Coal Trust

Dr. L.I. Barber, C.C.

Mr. M.S. Parrett 1, 2

Mr. H.G. Schaefer, F.C.A.1, 2

Mr. P. Valentine, F.C.A.1, 2

Mr. R.J. Wright, C.M., Q.C.

Mr. J.B. Zaozirny, Q.C.2

DIRECTORS OF FORDING (GP) ULC

Mr. M.A. Grandin

Chairman

Mrs. D.L. Farrell 5

Mr. D.R. Lindsay

Mr. R.T. Mahler 3, 4, 5

Dr. T.J. O’Neil 4, 5

Mr. M.S. Parrett 3, 4

Mr. H.G. Schaefer, F.C.A.3, 4

Mr. D.A. Thompson

1  Member of Trust Audit Committee

2  Member of Trust Governance Committee

3  Member of Fording (GP) ULC Audit Committee

4  Member of Fording (GP) ULC Governance Committee

5  Member of Fording (GP) ULC Environmental, Health
   and Safety Committee

AUDITORS

PricewaterhouseCoopers LLP

Calgary, Alberta, Canada

2006 ANNUAL AND SPECIAL MEETING

Tuesday, May 2, 2006

11:00 a.m. MST

The Fairmont Palliser Hotel, Alberta Room

133 – 9th Avenue SE

Calgary, Alberta, Canada

OFFICERS OF FORDING CANADIAN COAL TRUST AND FORDING (GP) ULC

Mr. M.A. Grandin

CEO

Mr. J.L. Popowich

President

Mr. R.J. Brown

Vice President and Chief Financial Officer

Mr. K.E. Myers

Treasurer

Mr. J.F. Jones

Vice President, Human Resources and Legal Affairs

Mr. M.D. Gow

Controller

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

100 University Avenue, 9th Floor
Toronto, Ontario, Canada
M5J 2Y1

Phone: 1-800-340-4905

Email: service@computershare.com

STOCK EXCHANGE LISTINGS

Toronto (TSX): FDG.UN

New York (NYSE): FDG

HEAD OFFICE

Fording Place

1000, 205 - 9th Avenue SE

Calgary, Alberta, Canada

T2G 0R3

Telephone: (403) 264-1063

Facsimile: (403) 264-7339
Website: www.fording.ca

ANALYST, INVESTOR AND MEDIA INQUIRIES

Ms. C.J. Hart

Investor Relations

Phone: (403) 260-9817

Fax: (403) 264-7339
Email: investors@fording.ca

FORDING CANADIAN COAL TRUST Fording Place 1000, 205 – 9th Avenue SE Calgary, Alberta, Canada T2G 0R3 PHONE: (403) 264-1063 FAX: (403) 264-7339 EMAIL: investors@fording.ca WEBSITE: www.fording.ca